Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-228029

Prospectus Supplement No. 2
to Prospectus dated March 4, 2019

Tidewater Inc.

3,434,934 Shares of Common Stock

Issuable upon the Exercise of Outstanding GLF Warrants

This Prospectus Supplement No. 2 (the “prospectus supplement”) updates, amends and supplements the prospectus dated March 4, 2019 (the “Prospectus”), as amended and supplemented by the Prospectus Supplement No. 1 dated May 10, 2019, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-228029), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates, amends and supplements the information included in the Prospectus with information contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 9, 2019, which is set forth below.

This prospectus supplement is not complete without the Prospectus, as amended and supplemented. This prospectus supplement should be read in conjunction with the Prospectus, as amended and supplemented, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments and supplements thereto. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock is listed on the NYSE under the symbol “TDW.” On August 9, 2019, the last reported closing sale price of our Common Stock on the NYSE was $18.84.

Holding shares of our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus and “Risk Factors” in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission file number: 1-6311

Tidewater Inc.

(Exact name of registrant as specified in its charter)

Delaware	72-0487776
(State of incorporation)	(I.R.S. Employer Identification No.)

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code:     (713) 470-5300

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	TDW	New York Stock Exchange
Series A Warrants to purchase shares of common stock	TDW.WS.A	New York Stock Exchange
Series B Warrants to purchase shares of common stock	TDW.WS.B	New York Stock Exchange
Warrants to purchase shares of common stock	TDW.WS	NYSE American

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,  a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ Emerging Growth Company ☐	Smaller reporting company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☒    No  ☐

38,298,540 shares of Tidewater Inc. common stock $0.001 par value per share were outstanding on July 26, 2019.

PART I.  FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

TIDEWATER INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and par value data)

	June 30,	December 31,
ASSETS	2019	2018
Current assets:
Cash and cash equivalents	$369,549	371,791
Restricted cash	13,614	25,953
Trade and other receivables, net	121,155	111,266
Due from affiliates	121,959	132,951
Marine operating supplies	29,141	29,505
Other current assets	14,460	11,836
Total current assets	669,878	683,302
Investments in, at equity, and advances to unconsolidated companies	658	1,039
Properties and equipment, net	1,041,054	1,089,857
Deferred drydocking and survey costs	41,029	22,215
Other assets	39,651	31,326
Total assets	$1,792,270	1,827,739

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24,170	31,939
Accrued costs and expenses	56,675	61,784
Due to affiliates	39,060	34,972
Current portion of long-term debt	10,002	8,568
Other current liabilities	24,442	21,092
Total current liabilities	154,349	158,355
Long-term debt	424,911	430,436
Other liabilities	97,471	94,025

Contingencies (Note 9)

Equity:
Common stock of $0.001 par value, 125,000,000 shares authorized, 37,845,158 and 36,978,280 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	38	37
Additional paid-in capital	1,359,842	1,352,388
Accumulated deficit	(248,473)	(210,783)
Accumulated other comprehensive income	2,194	2,194
Total stockholders’ equity	1,113,601	1,143,836
Noncontrolling interests	1,938	1,087
Total equity	1,115,539	1,144,923
Total liabilities and equity	$1,792,270	1,827,739

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenues:
Vessel revenues	$123,641	104,174	$243,303	191,668
Other operating revenues	2,218	1,427	4,705	5,426
Total revenues	125,859	105,601	248,008	197,094
Costs and expenses:
Vessel operating costs	80,439	68,012	162,642	129,376
Costs of other operating revenues	586	642	1,350	3,116
General and administrative	23,696	24,425	50,836	47,990
Depreciation and amortization	25,038	12,785	47,970	24,802
Loss (gain) on asset dispositions, net	494	(1,338)	(776)	(3,257)
Asset impairments	—	1,215	—	7,401
Total operating costs and expenses	130,253	105,741	262,022	209,428
Operating loss	(4,394)	(140)	(14,014)	(12,334)
Other income (expense):
Foreign exchange gain (loss)	11	(1,002)	(497)	(1,350)
Equity in net earnings (losses) of unconsolidated companies	95	390	33	(15,049)
Interest income and other, net	1,859	2,914	4,329	2,786
Interest and other debt costs, net	(7,582)	(7,547)	(15,318)	(15,146)
Total other expense	(5,617)	(5,245)	(11,453)	(28,759)
Loss before income taxes	(10,011)	(5,385)	(25,467)	(41,093)
Income tax expense	5,542	5,797	11,372	9,118
Net loss	$(15,553)	(11,182)	$(36,839)	(50,211)
Less: Net income attributable to noncontrolling interests	406	(242)	851	(99)
Net loss attributable to Tidewater Inc.	$(15,959)	(10,940)	$(37,690)	(50,112)
Basic loss per common share	$(0.42)	(0.44)	$(1.01)	(2.09)
Diluted loss per common share	$(0.42)	(0.44)	$(1.01)	(2.09)
Weighted average common shares outstanding	37,571	25,654	37,369	23,989
Dilutive effect of stock options and restricted stock	—	—	—	—
Adjusted weighted average common shares	37,571	25,654	37,369	23,989

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net loss	$(15,553)	(11,182)	$(36,839)	(50,211)
Other comprehensive income:
Unrealized losses on available for sale securities, net of tax of $0, $0, $0 and $0	—	43	—	(256)
Total comprehensive loss	$(15,553)	(11,139)	$(36,839)	(50,467)

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six Months Ended
	June 30, 2019	June 30, 2018
Operating activities:
Net loss	$(36,839)	(50,211)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,582	22,572
Amortization of deferred drydocking and survey costs	9,388	2,230
Amortization of debt premium and discounts	(1,019)	(900)
Provision for deferred income taxes	6	—
Gain on asset dispositions, net	(776)	(3,257)
Asset impairments	—	7,401
Changes in investments in, at equity, and advances to unconsolidated companies	381	27,881
Compensation expense - stock-based	9,215	6,139
Changes in assets and liabilities, net:
Trade and other receivables	(10,921)	(15,097)
Changes in due to/from affiliate, net	15,080	19,869
Accounts payable	(7,769)	1,709
Accrued costs and expenses	(4,977)	(6,652)
Cash paid for deferred drydocking and survey costs	(28,688)	(13,394)
Other, net	(2,386)	18,693
Net cash provided by (used in) operating activities	(20,723)	16,983
Cash flows from investing activities:
Proceeds from sales of assets	20,566	12,968
Additions to properties and equipment	(8,873)	(5,775)
Net cash provided by investing activities	11,693	7,193
Cash flows from financing activities:
Principal payments on long-term debt	(3,792)	(2,637)
Payments to General Unsecured Creditors	—	(8,377)
Taxes on share based awards	(1,760)	—
Other	1	(1,998)
Net cash used in financing activities	(5,551)	(13,012)
Net change in cash, cash equivalents and restricted cash	(14,581)	11,164
Cash, cash equivalents and restricted cash at beginning of period	397,744	453,335
Cash, cash equivalents and restricted cash at end of period	$383,163	464,499
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$16,293	16,134
Income taxes	$7,754	10,083

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(In thousands)

	Three Months Ended
				Accumulated
		Additional		other	Non
	Common	paid-in	Accumulated	comprehensive	controlling
	stock	capital	deficit	loss	interest	Total
Balance at March 31, 2019	$37	1,356,436	(232,514)	2,194	1,532	1,127,685
Total comprehensive loss	—	—	(15,959)	—	406	(15,553)
Issuance of common stock from exercise of warrants	1	—	—	—	—	1
Amortization/cancellation of restricted stock units	—	3,406	—	—	—	3,406
Balance at June 30, 2019	$38	1,359,842	(248,473)	2,194	1,938	1,115,539

Balance at March 31, 2018	$24	1,061,983	(78,438)	(446)	2,358	985,481
Total comprehensive loss	—	—	(10,940)	43	(242)	(11,139)
Issuance of common stock	2	(2)	—	—	—	—
Amortization of restricted stock units	—	3,184	—	—	—	3,184
Acquisition of non-controlling interests	—	(1,126)	—	—	(874)	(2,000)
Balance at June 30, 2018	$26	1,064,039	(89,378)	(403)	1,242	975,526

	Six Months Ended
				Accumulated
		Additional		other	Non
	Common	paid-in	Accumulated	comprehensive	controlling
	stock	capital	deficit	loss	interest	Total
Balance at December 31, 2018	$37	1,352,388	(210,783)	2,194	1,087	1,144,923
Total comprehensive loss	—	—	(37,690)	—	851	(36,839)
Issuance of common stock from exercise of warrants	1	1	—	—	—	2
Amortization/cancellation of restricted stock units	—	7,453	—	—	—	7,453
Balance at June 30, 2019	$38	1,359,842	(248,473)	2,194	1,938	1,115,539

Balance at December 31, 2017	$22	1,059,120	(39,266)	(147)	2,215	1,021,944
Total comprehensive loss	—	—	(50,112)	(256)	(99)	(50,467)
Issuance of common stock	4	(2)	—	—	—	2
Amortization of restricted stock units	—	6,047	—	—	—	6,047
Acquisition of non-controlling interests	—	(1,126)	—	—	(874)	(2,000)
Balance at June 30, 2018	$26	1,064,039	(89,378)	(403)	1,242	975,526

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1)	INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements for the interim periods presented herein have been prepared in conformity with United States generally accepted accounting principles and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the unaudited condensed consolidated financial statements at the dates and for the periods indicated as required by Rule 10-01 of Regulation S‑X of the Securities and Exchange Commission (SEC). Results of operations for interim periods are not necessarily indicative of results of operations for the respective full years. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 28, 2019.

The unaudited condensed consolidated financial statements include the accounts of Tidewater Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation. We use the equity method to account for equity investments over which we exercise significant influence but do not exercise control and are not the primary beneficiary. Unless otherwise specified, all per share information included in this document is on a diluted earnings per share basis.

On November 15, 2018 (the Merger Date), we completed our business combination with GulfMark Offshore, Inc. (GulfMark) pursuant to the Agreement and Plan of the Merger dated July 15, 2018. GulfMark’s balances and results are included in our consolidated financial statements and disclosures beginning on the Merger Date.  Therefore, our balances and results for the three and six months ended June 30, 2019 include GulfMark’s operations while our balances and results for the three and six months ended June 30, 2018 do not include GulfMark’s operations.

(2)	ACCOUNTING PRONOUNCEMENTS

We adopted Accounting Standards Update (ASU) No. 2016-02 - Leases (Topic 842), as amended, as of January 1, 2019.  We adopted this guidance retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. We applied the practical expedient available in this guidance, which allows us not to restate prior year balances.  Adoption of the new standard resulted in the recording of right of use assets and lease liabilities as of January 1, 2019 of approximately $5.0 million and $5.4 million, respectively. The adoption of the new standard did not result in an adjustment to retained earnings. The standard did not impact our consolidated net earnings and had no impact on cash flows. We elected not to reassess: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing lease and (iii) initial direct costs for existing leases. Refer to Note (4) for further details.

As a lessor our recognition of vessel and other operating revenues remains consistent with previous guidance under Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606).   In July 2018, the FASB issued guidance codified in Accounting Standards Update 2018-11, Leases – Targeted Improvements (ASU 2018-11).  ASU 2018-11 provides a practical expedient, which allows lessors to combine the lease component with the related non-lease component if both the timing and pattern of transfer are the same for the lease and non-lease component and if the lease component would be classified as an operating lease.  The single combined component is accounted for under the leasing standard if the lease component is the predominant component and is accounted for under ASC 606 if the non-lease component is the predominant component. We elected this practical expedient to combine our lease and non-lease components for all classes of underlying assets and expect to account for the combined component under ASC 606 for revenue contracts qualifying for this practical expedient because we have concluded that the non-lease component is the predominant component in our current revenue contracts. The lease components are the vessels leased to our customers. The non-lease components consist of the services provided by the crews manning the vessels. These initial conclusions will continue to be assessed on an ongoing basis for future revenue contracts with customers.

(3)	REVENUE RECOGNITION

Refer to Note (13) for the amount of revenue by segment and in total for the worldwide fleet.

Contract Balances

At June 30, 2019, we had $2.6 million and $0.6 million of deferred mobilization costs included within other current assets and other assets, respectively. At June 30, 2019 we had $0.1 million of deferred mobilization revenue related to unsatisfied performance obligations included within other current liabilities, all of which is expected to be recognized during the quarter ended September 30, 2019.

(4)	LEASES

We have operating leases primarily for office space, temporary residences, automobiles and office equipment. Contracts containing assets that we benefit from and control are recognized on our balance sheet. Leases with an initial term of 12 months or less are not recorded on the balance sheet. We recognize lease expense for these leases on a straight-line basis over the lease term. We combine the lease and non-lease components for all of our lease agreements.

Certain leases include one or more options to renew, with renewal terms that can extend the lease term from one to ten years.  The exercise of lease renewal options is at our sole discretion, and lease renewal options are not included in our lease terms if they are not reasonably certain to be exercised. Our lease agreements do not contain any residual value guarantees or restrictive covenants or options to purchase the leased property.

Leases (In thousands)	Classification	June 30, 2019
Assets:
Operating	Other assets	$4,651
Liabilities:
Current
Operating	Other current liabilities	710
Noncurrent
Operating	Other liabilities	4,420
Total lease liabilities		$5,130

Maturity of lease liabilities (In thousands)	Operating leases
2019	$794
2020	1,221
2021	1,182
2022	990
2023	740
After 2023	1,187
Total lease payments	$6,114
Less: Interest	984
Present value of lease liabilities	$5,130

As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We used the incremental borrowing rate on January 1, 2019 for operating leases that began prior to that date.

		Three Months Ended	Six Months Ended
Lease costs (In thousands)	Classification	June 30, 2019	June 30, 2019
Operating lease costs	General and administrative	$528	1,190
Short-term leases	General and administrative	629	1,083
Variable lease costs	General and administrative	270	604
Sublease income	General and administrative	(1)	(3)
Net lease cost		$1,426	2,874

Our variable lease payments consist primarily of shared operating costs recognized over the term of the lease.

Lease term and discount rate	June 30, 2019

Weighted average remaining lease term in years	4.2

Weighted average discount rate	7.0%

The cash paid for operating leases included in operating cash flows and in the measurement of lease liabilities for the three and six months ended June 30, 2019 was $0.2 million and $0.5 million, respectively. Right-of-use assets obtained in exchange for operating lease obligations were $0.0 million and $0.5 million, for the three and six months ended June 30, 2019, respectively.

Future minimum rental commitments under these leases as of December 31, 2018 are as follows:

Minimum
Year ending (In thousands)	rental commitments
2019	$3,511
2020	2,804
2021	2,501
2022	2,455
2023	1,734
After 2023	2,495
Total lease payments	$15,500

(5)	STOCKHOLDERS' EQUITY AND DILUTIVE EQUITY INSTRUMENTS

Accumulated Other Comprehensive Income (Loss)

The following table summarizes the reclassifications from accumulated other comprehensive income (loss) to the condensed consolidated statement of operations for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended		Affected line item in the condensed
(In thousands)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	consolidated statements of operations
Balance at beginning of period	$2,194	(446)	2,194	(147)
Losses recognized in OCI				(660)
Realized gains on available for sale securities	—	43	—	404	Interest income and other, net
Net period OCI	—	43	—	(256)
Tax effect	—	—	—	—
Total gains for the period, net of tax	—	43	—	(256)
Balance at end of period	$2,194	(403)	2,194	(403)

Dilutive Equity Instruments

We had 3,997,084 and 4,521,727 incremental "in-the-money" warrants and restricted stock awards and units at June 30, 2019 and 2018, respectively.

Basic weighted average shares outstanding includes 0 and 108,044 shares issuable upon the exercise of New Creditor Warrants if such New Creditor Warrants had been held by U.S. citizens at June 30, 2019 and 2018, respectively.

Common shares and creditor warrants and the sum of common shares and creditor warrants outstanding at June 30, 2019 and 2018 were as follows:

Total shares outstanding including warrants	June 30, 2019	June 30, 2018
Common shares outstanding	37,845,158	26,085,274
New Creditor Warrants (strike price $0.001 per common share)	2,034,235	3,924,441
GulfMark Creditor Warrants (strike price $0.01 per common share)	1,683,147	—
Total	41,562,540	30,009,715

We also had 5,923,399 and 5,062,089 “out-of-the-money” warrants outstanding at June 30, 2019 and 2018, respectively. Included in these “out-of-the-money” warrants are Series A Warrants, Series B Warrants and GLF Equity Warrants which have exercise prices of $57.06, $62.28 and $100, respectively

(6)	INCOME TAXES

We use a discrete effective tax rate method to calculate taxes for interim periods instead of applying the annual effective tax rate to an estimate of the full fiscal year due to the level of volatility and unpredictability of earnings in our industry, both overall and by jurisdiction.

Income tax expense for the three and six months ended June 30, 2019, reflects tax liabilities in various jurisdictions that are either based on revenue (deemed profit regimes) or pre-tax profits.

The tax liabilities for uncertain tax positions are primarily attributable to permanent establishment issues related to a foreign joint venture, subpart F income inclusions and withholding taxes on foreign services. Penalties and interest related to income tax liabilities are included in income tax expense. Income tax payable is included in other current liabilities.

As of December 31, 2018, our balance sheet reflected approximately $104.9 million of net deferred tax assets with a valuation allowance of $106.4 million. As of June 30, 2019, we had net deferred tax assets of approximately $112.1 million prior to a valuation allowance analysis of $113.6 million.

Management assesses all available positive and negative evidence to estimate the company’s ability to generate sufficient future taxable income of the appropriate character, and in the appropriate taxing jurisdictions, to permit use of existing deferred tax assets. A significant piece of objective negative evidence is a cumulative loss incurred over a three-year period in a taxing jurisdiction. Prevailing accounting practice is that such objective evidence would limit the ability to consider other subjective evidence, such as projections for future growth.

On the basis of this evaluation, a valuation allowance of $113.6 million has been recorded against net deferred tax assets which are more likely than not to be unrealized.  The amount of deferred tax assets considered realizable could be adjusted if future estimates of U.S. taxable income change, or if objective negative evidence in the form of cumulative losses is no longer present and subjective evidence, such as financial projections for future growth and tax planning strategies, are given additional weight.

With limited exceptions, we are no longer subject to tax audits by U.S. federal, state, local or foreign taxing authorities for years prior to 2013. We are subject to ongoing examinations by various foreign tax authorities and do not believe that the results of these examinations will have a material adverse effect on our financial position, results of operations, or cash flows.

(7)	AFFILIATES BALANCES

We maintained the following balances with our unconsolidated affiliates:

(In thousands)	June 30, 2019	December 31, 2018
Due from related parties:
Sonatide (Angola)	$94,140	109,176
DTDW (Nigeria)	27,819	23,775

Due to related parties:
Sonatide (Angola)	$27,450	29,347
DTDW (Nigeria)	11,610	5,625

Due from related parties, net of due to related parties	$82,899	97,979

Amounts due from Sonatide

Amounts due from Sonatide represent cash received by Sonatide from customers and due to us, amounts due from customers that are expected to be remitted to us by Sonatide and costs incurred by us on behalf of Sonatide.

Six Months
Ended
(In thousands)	June 30, 2019
Due from Sonatide at December 31, 2018	$109,176
Revenue earned by the company through Sonatide	29,650
Less amounts received from Sonatide	(35,699)
Less amounts used to offset Due to Sonatide obligations (A)	(7,982)
Other	(1,005)
Total due from Sonatide at June 30, 2019	$94,140

(A)	We reduced the respective due from affiliates and due to affiliates balances each period through netting transactions based on agreement with the joint venture.

The amounts due from Sonatide is denominated in U.S. dollars; however, the underlying third-party customer payments to Sonatide were satisfied, in part, in Angolan kwanzas. We and Sonangol, our partner in Sonatide, have had discussions regarding how the net losses from the devaluation of certain Angolan kwanza denominated accounts should be shared.

After offsetting the amounts due to Sonatide, the net amount due from Sonatide at June 30, 2019 was approximately $67.0 million. Sonatide had approximately $51.0 million of cash on hand (approximately $15.0 million denominated in Angolan kwanzas) at June 30, 2019 plus approximately $19.0 million of net trade accounts receivable to satisfy the net due from Sonatide. Given prior discussions with our partner regarding how the net losses from the devaluation of certain Angolan kwanza denominated accounts should be shared, we continue to evaluate our net amount due from Sonatide balance for potential impairment based on available liquidity held by Sonatide.

Amounts due to Sonatide

Amounts due to Sonatide represent commissions payable and other costs paid by Sonatide on behalf of us.

Six Months
Ended
(In thousands)	June 30, 2019
Due to Sonatide at December 31, 2018	$29,347
Plus additional commissions payable to Sonatide	2,828
Plus amounts paid by Sonatide on behalf of the company	5,093
Less commissions paid to Sonatide during the period	(5,961)
Less amounts used to offset Due from Sonatide obligations (A)	(7,982)
Other	4,125
Total due to Sonatide at June 30, 2019	$27,450

(A)	We reduced the respective due from affiliates and due to affiliates balances each period through netting transactions based on agreement with the joint venture.

Sonatide Operations

Sonatide’s principal earnings are from the commissions paid by us to the joint venture for company vessels chartered in Angola. In addition, Sonatide owns three vessels (one of which is currently stacked) that may generate operating income and cash flow.

Company operations in Angola

Vessel revenues generated by our Angolan operations, percent of consolidated vessel revenues, average number of company owned vessels and average number of stacked company owned vessels of our Angolan operations for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenues of Angolan operations (in thousands)	$14,272	14,550	29,670	28,719
Percent of consolidated vessel revenues	12%	14%	12%	15%
Number of company owned vessels in Angola	32	37	34	38
Number of stacked company owned vessels in Angola	13	16	14	17

(8)	EMPLOYEE BENEFIT PLANS

U.S. Defined Benefit Pension Plan

We have a defined benefit pension plan (pension plan) that covers certain U.S. citizen employees and other employees who are permanent residents of the United States. Benefits are based on years of service and employee compensation. The Board of Directors amended the pension plan to discontinue the accrual of benefits once the plan was frozen on December 31, 2010. We did not contribute to the pension plan during the three and six months ended June 30, 2019 and 2018, and are not required to contribute to the pension plan during the remaining quarters of calendar year 2019; however, we may, at our discretion, make contributions to the plan in order to manage our plan expenses.

Supplemental Executive Retirement Plan

We also support a non-contributory, defined benefit supplemental executive retirement plan (supplemental plan) that provided pension benefits to certain employees in excess of those allowed under our tax-qualified pension plan. Effective March 4, 2010, the supplemental plan was closed to new participants. The supplemental plan is a non-qualified plan. We contributed $0.4 million and $0.8 million during the three and six months ended June 30, 2019, respectively. We contributed an immaterial amount to the supplemental plan during the three and six months ended June 30, 2018. We expect to contribute $2.3 million to the supplemental plan during the remaining quarters of 2019. Our obligations under the supplemental plan were $20.5 million and $21.4 million as of June 30, 2019 and December 31, 2018, respectively and are included in “accrued costs and expenses” and “other liabilities” on the consolidated balance sheet.

Other Defined Benefit Pension Plans

We also have defined benefit pension plans that cover certain Norwegian citizen employees and other employees who are permanent residents of Norway. Benefits are based on years of service and employee compensation. We did not contribute to the Norwegian defined benefit pension plans during the three and six months ended June 30, 2019 and 2018 and we do not expect to make any contributions during the remainder of calendar year 2019.

Net Periodic Benefit Costs

The net periodic benefit cost for our defined benefit pension plans and supplemental plan (referred to collectively as “Pension Benefits”) is comprised of the following components:

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Pension Benefits:
Service cost	$(44)	41	12	71
Interest cost	914	882	1,847	1,784
Expected return on plan assets	(513)	(482)	(1,076)	(964)
Administrative expenses	(3)	2	7	3
Settlement loss recognized	21	335	92	335
Net periodic pension cost	$375	778	$882	1,229

(9)DEBT

The following is a summary of all debt outstanding:

	June 30,	December 31,
(In thousands)	2019	2018
Secured notes:
8.00% Senior secured notes due August 2022 (Secured Notes) (A) (B)	$349,794	349,954
Troms Offshore borrowings (C):
NOK denominated notes due May 2024	11,497	12,241
NOK denominated notes due January 2026	22,734	22,988
USD denominated notes due January 2027	21,502	22,116
USD denominated notes due April 2027	22,851	24,157
	$428,378	431,456
Debt premiums and discounts, net	6,535	7,548
Less: Current portion of long-term debt	(10,002)	(8,568)
Total long-term debt	$424,911	430,436

(A)	As of June 30, 2019 and December 31, 2018 the fair value (Level 2) of the Secured Notes was $362.1 million and $359.4 million, respectively.
(B)

In December 2018, we commenced an offer to repurchase up to $25.4 million of the Secured Notes. In January 2019, we repurchased $160,000 of the Secured Notes in accordance with this tender offer obligation. On June 14, 2019, we commenced an offer to repurchase $13.6 million of the Secured Notes with an expiration of July 12, 2019. In July 2019, we repurchased $747 of the Secured Notes in accordance with this tender obligation. The $13.6 million restricted cash on the balance sheet at June 30, 2019, represents proceeds from asset sales since the date of the December 2018 tender offer and is restricted as of that date by the terms of the Indenture.

(C)

We pay principal and interest on these notes semi-annually.  As of June 30, 2019 and December 31, 2018, the aggregate fair value (Level 2) of the Troms Offshore borrowings was $78.6 million and $81.5 million, respectively. The weighted average interest rate of the Troms Offshore borrowings as of June 30, 2019 was 4.99%.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions, one or more additional offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

(10)	COMMITMENTS AND CONTINGENCIES

Currency Devaluation and Fluctuation Risk

Due to our international operations, we are exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies with the result that we are at risk for changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items, we attempt to contract a significant majority of our services in U.S. dollars. In addition, we attempt to minimize the financial impact of these risks by matching the currency of our operating costs with the currency of our revenue streams when considered appropriate. We continually monitor the currency exchange risks associated with all contracts not denominated in U.S. dollars.

Arbitral Award for the Taking of Our Venezuelan Operations

Committees formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (ICSID) have awarded two of our subsidiaries compensation for the expropriation of the investments of the two subsidiaries by the Bolivarian Republic of Venezuela. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by us in prior filings.  The final aggregate award is $59.3 million as of June 30, 2019 and accrues interest at approximately $0.6 million per quarter. The committees’ decisions are not subject to any further ICSID review, appeal or other substantive proceeding or any stay of enforcement.

We are committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention.  As initial steps, we have had the award recognized and entered as a judgment by each of (a) the United States District Court for the District of Columbia and (b) the High Court of Justice of England and Wales. In April 2019, we had the District of Columbia judgment entered in the United States District Court for the District of Delaware. Even with the recognition by the courts in the United States and the United Kingdom, we recognize that collection of the award presents significant practical challenges. We are accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved.

Legal Proceedings

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on our financial position, results of operations, or cash flows.

(11)	FAIR VALUE MEASUREMENTS

Other Financial Instruments

Our primary financial instruments consist of cash and cash equivalents, restricted cash, trade receivables and trade payables with book values that are considered to be representative of their respective fair values. We periodically utilize derivative financial instruments to hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. These transactions are generally spot or forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce our exposure to foreign currency exchange risk and interest rate risk. We enter into derivative instruments only to the extent considered necessary to address our risk management objectives and do not use derivative contracts for speculative purposes. The derivative instruments are recorded at fair value using quoted prices and quotes obtainable from the counterparties to the derivative instruments.

Cash Equivalents.  Our cash equivalents, which are securities with maturities less than 90 days, are held in money market funds, commercial paper or time deposit accounts with highly rated financial institutions. The carrying value for cash equivalents is considered to be representative of its fair value due to the short duration and conservative nature of the cash equivalent investment portfolio. As of June 30, 2019 and December 31, 2018, we had $322.1 and $327.5 million of cash equivalents.

Spot Derivatives. Spot derivative financial instruments are short-term in nature and generally settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of this instrument, and as a result, no gains or losses are recognized. We had no material spot derivatives outstanding as of June 30, 2019 or December 31, 2018.

(12)	OTHER CURRENT ASSETS, PROPERTIES AND EQUIPMENT, OTHER ASSETS, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

A summary of other current assets is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Deposits	$1,303	1,413
Prepaid expenses and other	13,157	10,423
	$14,460	11,836

A summary of properties and equipment is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Properties and equipment:
Vessels and related equipment	$1,131,893	1,144,028
Other properties and equipment	8,110	7,455
	1,140,003	1,151,483
Less accumulated depreciation and amortization	98,949	61,626
Properties and equipment, net	$1,041,054	1,089,857

A summary of other assets is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Recoverable insurance losses	$5,088	4,056
Investments held for supplemental savings plan accounts	5,035	4,807
Long-term deposits	18,594	16,848
Deferred tax asset	395	395
Right of use asset (A)	4,651	—
Other	5,888	5,220
	$39,651	31,326

(A)	Refer to Note (4).

A summary of accrued cost and expenses is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Payroll and related payables	$18,204	17,447
Commissions payable (B)	2,375	1,990
Accrued vessel expenses	27,050	29,534
Accrued interest expense	5,610	5,985
Other accrued expenses	3,436	6,828
	$56,675	61,784

(B)	Excludes $24.8 million and $28.0 million of commissions due to Sonatide at June 30, 2019 and December 31, 2018, respectively. These amounts are included in amounts due to affiliate.

A summary of other current liabilities is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Taxes payable	$17,802	13,167
Lease liability - operating (C)	710	—
Accrued property and liability losses	583	2,726
Other	5,347	5,199
	$24,442	21,092

(C)	Refer to Note (4).

A summary of other liabilities is as follows:

	June 30,	December 31,
(In thousands)	2019	2018
Pension liabilities	$33,295	33,124
Liability for uncertain tax positions	44,676	43,790
Deferred tax liability	1,919	1,913
Lease liability - operating (D)	4,420	—
Accrued property and liability losses	3,500	4,123
Other	9,661	11,075
	$97,471	94,025

(D)	Refer to Note (4).

(13)	SEGMENT AND GEOGRAPHIC DISTRIBUTION OF OPERATIONS

The following table provides a comparison of segment revenues, vessel operating profit (loss), depreciation and amortization, and additions to properties and equipment for the three and six months ended June 30, 2019 and 2018. Vessel revenues and operating costs relate to vessels owned and operated by us while other operating revenues relate to brokered vessels and other miscellaneous marine-related businesses.

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenues:
Vessel revenues:
Americas	$35,199	32,601	70,477	58,682
Middle East/Asia Pacific	20,449	22,406	40,905	40,794
Europe/Mediterranean Sea	35,027	13,357	63,585	22,980
West Africa	32,966	35,810	68,336	69,212
Other operating revenues	2,218	1,427	4,705	5,426
	$125,859	105,601	248,008	197,094
Vessel operating profit (loss) (A):
Americas	$2,900	5,681	1,870	10,592
Middle East/Asia Pacific	(2,127)	625	(3,289)	(1,628)
Europe/Mediterranean Sea	2,824	(1,142)	(493)	(4,696)
West Africa	3,099	1,705	11,214	(48)
Other operating profit	1,625	778	3,330	2,284
	8,321	7,647	12,632	6,504
Corporate expenses (A) (B)	(12,221)	(7,910)	(27,422)	(14,694)
Gain (loss) on asset dispositions, net	(494)	1,338	776	3,257
Asset impairments (C)	—	(1,215)	—	(7,401)
Operating loss	$(4,394)	(140)	(14,014)	(12,334)
Depreciation and amortization:
Americas	$6,515	3,530	12,776	6,843
Middle East/Asia Pacific	5,319	2,844	9,769	5,613
Europe/Mediterranean Sea	7,741	2,239	15,187	4,043
West Africa	5,100	4,067	9,543	8,093
Other	5	5	10	10
Corporate	358	100	685	200
	$25,038	12,785	47,970	24,802
Additions to properties and equipment:
Americas	$206	1,230	604	2,267
Middle East/Asia Pacific	2,180	1,073	3,639	1,496
Europe/Mediterranean Sea	601	135	722	135
West Africa	1,340	—	1,583	1
Corporate	1,430	1,659	2,325	1,876
	$5,757	4,097	8,873	5,775

(A)

Prior to January 1, 2019, we allocated the costs of certain marine operations related to general and administrative functions, such as marine management, engineering, supply chain management, risk management, fleet human resources and health and safety to the segment general and administrative expenses.  Beginning on January 1, 2019 our management elected to modify that process in order to better analyze costs and better align the policies of the two combined companies such that all costs related to those previously allocated functions will remain as corporate general and administrative expenses. This explains the significant increase in corporate expenses that is reflected in the table above for the three and six months ended June 30, 2019.

(B)

Included in corporate expenses for both the three and six months ended June 30, 2019 was $0.5 million and $4.2 million, respectively, of integration costs related to the business combination with GulfMark.

(C)	Refer to Note (14) for additional information regarding asset impairment charges.

The following table provides a comparison of total assets at June 30, 2019 and December 31, 2018:

	June 30,	December 31,
(In thousands)	2019	2018
Total assets:
Americas	$375,087	380,168
Middle East/Asia Pacific	238,283	233,611
Europe/Mediterranean Sea	415,409	316,524
West Africa	400,876	483,234
Other	4,960	7,440
Investments in, at equity, and advances to unconsolidated companies	658	1,039
Corporate	356,997	405,723
	$1,792,270	$1,827,739

(14)	ASSET IMPAIRMENTS

The below table summarizes impairments during the three and six months ended June 30, 2019 and 2018, along with the amount of impairment.

	Three Months Ended		Six Months Ended
(Dollars in thousands)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Number of vessels impaired in the period	—	2	—	15
Amount of impairment incurred	$—	1,215	$—	7,401

As of June 30, 2019, we performed an evaluation to determine whether conditions existed that would indicate potential impairment in the value of our assets. Our evaluation did not indicate any indicators of impairment that would require us to perform additional analyses and, consequently, we have recorded no impairment charges in the three and six months ended June 30, 2019.

(15)RESTRUCTURING CHARGES

In the fourth quarter of 2018, we finalized plans to abandon duplicate office facilities with lease terms expiring between 2023 and 2026 in St. Rose and New Orleans, Louisiana, Houston, Texas and Aberdeen, Scotland.  These closures resulted in a $5.5 million lease exit charge in the fourth quarter of 2018 and $1.8 million and $3.8 million, respectively, severance charges for employees at these duplicate locations in the fourth quarter of 2018 and the first quarter of 2019.  These charges are included in general and administrative expense in our consolidated statements of operations.

Activity for the lease exit and severance liabilities for the six months ended June 30, 2019 was as follows:

	Lease Exit Costs		Severance
(In thousands)	Europe/ Mediterranean	Corporate	Europe/ Mediterranean	Corporate	Total
Balance at December 31, 2018	$2,005	4,463	—	285	6,753
Charges	11	98	868	2,968	3,945
Cash payments	(158)	(1,268)	(663)	(3,253)	(5,342)
Balance at June 30 2019	$1,858	3,293	205	—	5,356

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENT

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, this Quarterly Report on Form 10-Q and the information incorporated herein by reference contain certain forward-looking statements which reflect our current view with respect to future events and future financial performance. Forward-looking statements are all statements other than statements of historical fact. All such forward-looking statements are subject to risks and uncertainties, and our future results of operations could differ materially from our historical results or current expectations reflected by such forward-looking statements. Some of these risks are discussed in this Quarterly Report on Form 10-Q including in Item 1A. “Risk Factors” and include, without limitation, the risk that the cost savings and any other synergies from the business combination with GulfMark Offshore, Inc. (the “business combination”) may not be fully realized or may take longer to realize than expected; disruptions from the business combination making it more difficult to maintain relationships with customers, employees or suppliers; the possibility of litigation related to the business combination; the diversion of management’s time from day-to-day operations due to the business combination; incurrence of substantial transaction-related costs associated with the business combination; the possibility of unanticipated costs being incurred to effectuate the integration; new accounting policies and our consolidation activities; fluctuations in worldwide energy demand and oil and natural gas prices, and continuing depressed levels of oil and natural gas prices without a clear indication of if, or when, prices will recover to a level to support renewed offshore exploration activities; fleet additions by competitors and industry overcapacity; our limited capital resources available to replenish our asset base, including through acquisitions or vessel construction, and to fund our capital expenditure needs; uncertainty of global financial market conditions and potential constraints in accessing capital or credit if and when needed with favorable terms, if at all; changes in decisions and capital spending by customers in the energy industry and the industry expectations for offshore exploration, field development and production; consolidation of our customer base; loss of a major customer; changing customer demands for vessel specifications, which may make some of our older vessels technologically obsolete for certain customer projects or in certain markets; rapid technological changes; delays and other problems associated with vessel construction and maintenance; the continued availability of qualified personnel and our ability to attract and retain them; the operating risks normally incident to our lines of business, including the potential impact of liquidated counterparties; our ability to comply with covenants in our indentures and other debt instruments; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; integration of acquired businesses and entry into new lines of business; disagreements with our joint venture partners; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, such as expropriation or enforcement of customs or other laws that are not well developed or consistently enforced; the risks associated with our international operations, including local content, local currency or similar requirements especially in higher political risk countries where we operate; interest rate and foreign currency fluctuations; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in laws governing the taxation of foreign source income; retention of skilled workers; enforcement of laws related to the environment, labor and foreign corrupt practices; the potential liability for remedial actions or assessments under existing or future environmental regulations or litigation; the effects of asserted and unasserted claims and the extent of available insurance coverage; and the resolution of pending legal proceedings.

Forward-looking statements, which can generally be identified by the use of such terminology as “may,” “can,” “potential,” “expect,” “project,” “target,” “anticipate,” “estimate,” “forecast,” “believe,” “think,” “could,” “continue,” “intend,” “seek,” “plan,” and similar expressions contained in this Quarterly Report on Form 10-Q, are not guarantees or assurances of future performance or events. Any forward-looking statements are based on our assessment of current industry, financial and economic information, which by its nature is dynamic and subject to rapid and possibly abrupt changes, which we may or may not be able to control.  Further, we may make changes to our business plans that could or will affect our results. While management believes that these forward-looking statements are reasonable when made, there can be no assurance that future developments that affect us will be those that we anticipate and have identified. The forward-looking statements should be considered in the context of the risk factors listed above and discussed in Item 1A included in our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (SEC) on February 28, 2019, as updated by subsequent filings with the SEC. Investors and prospective investors are cautioned not to rely unduly on such forward-looking statements, which speak only as of the date hereof. Management disclaims any obligation to update or revise any forward-looking statements contained herein to reflect new information, future events or developments.

In certain places in this Quarterly Report on Form 10-Q, we may refer to reports published by third parties that purport to describe trends or developments in energy production and drilling and exploration activity and we specifically disclaim any responsibility for the accuracy and completeness of such information and have undertaken no steps to update or independently verify such information.

The following information contained in this Quarterly Report on Form 10-Q should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included in Part 1, Item 1 of this Quarterly Report on Form 10-Q and related disclosures and our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 28, 2019.

About Tidewater

Our vessels and associated vessel services provide support for all phases of offshore oil and natural gas exploration, field development and production. These services include towing of, and anchor handling for, mobile offshore drilling units; transporting supplies and personnel necessary to sustain drilling, workover and production activities; offshore construction and seismic and subsea support; and a variety of specialized services such as pipe and cable laying. In addition, we have one of the broadest geographic operating footprints in the offshore vessel industry. Our global operating footprint allows us to react quickly to changing local market conditions and to be responsive to the changing requirements of the many customers with which we believe we have strong relationships. We are also one of the most experienced international operators in the offshore energy industry with over 60 years of international experience.

On July 31, 2017, we successfully emerged from Chapter 11 bankruptcy proceedings and adopted fresh-start accounting. Refer to Notes (4) and (5) of Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2018 for further details on our Chapter 11 bankruptcy and emergence and the adoption of fresh-start accounting.

At June 30, 2019, we owned 223 vessels with an average age of 10.1 years (excluding four joint venture vessels, but including 60 stacked vessels) available to serve the global energy industry. The average age of our 163 active vessels at June 30, 2018 is 9.4 years.

On November 15, 2018 (the “Merger Date”), we completed our merger with GulfMark Offshore, Inc. (“GulfMark”) pursuant to the Agreement and Plan of the Merger dated July 15, 2018. GulfMark’s balances and results are included in our consolidated financial statements and disclosures beginning on the Merger Date.  Therefore, our balances and results for the three and six months ended June 30, 2019 include GulfMark’s operations while our balances and results for the three and six months ended June 30, 2018 do not include GulfMark’s operations.

Principal Factors That Drive Our Results

Our revenues, net earnings and cash flows from operations are largely dependent upon the activity level of our offshore marine vessel fleet. As is the case with the numerous other vessel operators in our industry, our business activity is largely dependent on the level of exploration, field development and production activity of our customers. Our customers’ business activity, in turn, is dependent on current and expected crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce crude oil and natural gas reserves.

Our revenues in all segments are driven primarily by our fleet size, vessel utilization and day rates. Because a sizeable portion of our operating and depreciation costs do not change proportionally with changes in revenue, our operating profit is largely dependent on revenue levels.

Operating costs consist primarily of crew costs, repair and maintenance costs, insurance costs and loss reserves, fuel, lube oil and supplies costs and other vessel operating costs. Fleet size, fleet composition, geographic areas of operation, supply and demand for marine personnel, and local labor requirements are the major factors which affect overall crew costs in all segments. In addition, our newer, more technologically sophisticated vessels generally require a greater number of specially trained, more highly compensated fleet personnel than our older, smaller and less sophisticated vessels. Crew costs may increase if competition for skilled personnel intensifies, though a weaker offshore energy market should somewhat mitigate any potential inflation of crew costs.

Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated.

Insurance and loss reserves costs are dependent on a variety of factors, including our safety record and pricing in the insurance markets, and can fluctuate over time. Our vessels are generally insured for up to their estimated fair market value in order to cover damage or loss resulting from marine casualties, adverse weather conditions, mechanical failure, collisions, and property losses to the vessel. We also purchase coverage for potential liabilities stemming from third-party losses with limits that we believe are reasonable for our operations, but do not generally purchase business interruption insurance or similar coverage. Insurance limits are reviewed annually, and third-party coverage is purchased based on the expected scope of ongoing operations and the cost of third-party coverage.

Fuel and lube costs can also fluctuate in any given period depending on the number and distance of vessel mobilizations, the number of active vessels off charter, drydockings, and changes in fuel prices. We also incur vessel operating costs that are aggregated as “other” vessel operating costs. These costs consist of brokers’ commissions, including commissions paid to unconsolidated joint venture companies, training costs, satellite communication fees, agent fees, port fees and other miscellaneous costs. Brokers’ commissions are incurred primarily in our non-United States operations where brokers sometimes assist in obtaining work. Brokers generally are paid a percentage of day rates and, accordingly, commissions paid to brokers generally fluctuate in accordance with vessel revenue.

Sonatide Joint Venture

We previously disclosed the significant financial and operational challenges that we confront with respect to operations in Angola, as well as steps that we have taken to address or mitigate those risks. Most of our attention has been focused in three areas: (i) reducing the net receivable balance due from Sonatide, our Angolan joint venture with Sonangol, for vessel services; (ii) reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a  portion of the services provided by Sonatide be paid in Angolan kwanza; and (iii) optimizing opportunities, consistent with Angolan law, for services provided by us to be paid for directly in U.S. dollars.

Refer to Note (7) of Notes to Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for further details on the Sonatide joint venture.

Industry Conditions and Outlook

Our business is directly impacted by the level of activity in worldwide offshore oil and natural gas exploration, development and production, which in turn is influenced by trends in oil and natural gas prices. In addition, oil and natural gas prices are affected by a host of geopolitical and economic forces, including the fundamental principles of supply and demand.  In particular, the oil price is significantly influenced by actions of the Organization of Petroleum Exporting Countries, or OPEC. Prices are subject to significant uncertainty and, as a result, are extremely volatile. Beginning in late 2014, the oil and gas industry experienced a significant decline in the price of oil. Beginning in late 2014, oil prices declined significantly from levels of over $100 per barrel and continued to decline throughout 2015 and into 2016 causing an industry-wide downturn. Prices reached a low of less than $30 per barrel in the first quarter of 2016 and then began a partial recovery into the $50 to $60 per barrel range. Currently, prices are ranging between $55 and $65 per barrel. Although prices have been more stable since 2016, they are still at levels that are not expected to sustain significant increases in exploration and production activities, and consequently continue to adversely affect the drilling and support service industry. Commodity prices at these levels have negatively impacted our revenues, earnings and cash flows, and further sustained reduced levels of oil and natural gas prices could have a material adverse effect on our liquidity.

Deepwater activity is a significant segment of the global offshore crude oil and natural gas markets, and a significant component of our business. Development typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the participating exploration, field development and production companies using relatively conservative crude oil and natural gas pricing assumptions. Although these projects are generally less susceptible to short-term fluctuations in the price of crude oil and natural gas, deepwater exploration and development projects can be more costly relative to other onshore and offshore exploration and development. As a result, generally depressed crude oil prices have caused, and may continue to cause, many of our customers and potential customers to reevaluate their future capital expenditures in regards to deepwater projects.

Results of Operations – Three Months Ended June 30, 2019 compared to June 30, 2018

Revenues earned for the quarters ended June 30, 2019 and 2018 were $125.9 million and $105.6 million, respectively. Quarterly revenues have increased as compared to the comparable quarter of the prior year primarily as a result of the business combination with GulfMark. Incremental revenues as a result of this business combination for the quarter ended June 30, 2019 were $26.2 million.

Vessel operating costs for the quarters ended June 30, 2019 and 2018, were $80.4 million and $68.0 million, respectively. Incremental vessel operating costs as a result of the GulfMark business combination for the quarter ended June 30, 2019 were $16.8 million.

Depreciation expense for the quarters ended June 30, 2019 and 2018, was $25.0 million and $12.8 million, respectively. Depreciation expense was higher in the current quarter because of a $7.8 million increase as a result of the GulfMark business combination and a $3.2 million increase in amortization of deferred drydocking and survey costs.

General and administrative expenses for the quarters ended June 30, 2019 and 2018, were $23.7 million and $24.4 million, respectively. General and administrative expenses increased during the quarter ended June 30, 2019 as compared to the comparable period of the prior year due to incremental GulfMark general and administrative costs of $3.5 million and severance and similar costs of $0.5 million related to the integration of the two companies which were partially offset by our continuing efforts to further streamline shore based-operations.

Included in loss on asset dispositions, net for the quarter ended June 30, 2019, are $0.5 million of net losses from the disposal of 18 vessels and other assets. During the quarter ended June 30, 2018, we recognized net gains of $1.3 million related to the disposal of three vessels and other assets.

During the quarter ended June 30, 2019 we recognized de minimis foreign exchange gains. During the quarter ended June 30, 2018, we recognized foreign exchange losses of $1.0 million which were primarily the result of the revaluation of Brazilian-reais denominated balances to our U.S. dollar reporting currency.

Results of Operations – Six Months Ended June 30, 2019 compared to June 30, 2018

Revenues earned for the six months ended June 30, 2019 and June 30, 2018 were $248.0 million and $197.1 million, respectively. Revenues have increased as compared to the comparable quarter of the prior year primarily as a result of the business combination with GulfMark. Incremental revenues as a result of this business combination for the six months ended June 30, 2019 were $51.7 million.

Vessel operating costs for the six months ended June 30, 2019 and 2018, were $162.6 million and $129.4 million, respectively. Incremental vessel operating costs as a result of the GulfMark business combination for the six months ended June 30, 2019 were $35.0 million.

Depreciation expense for the six months ended June 30, 2019 and 2018 was $48.0 million and $24.8 million, respectively. Depreciation expense was higher in the current quarter because of a $15.8 million increase as a result of the GulfMark business combination and a $7.2 million increase in amortization of deferred drydocking and survey costs.

General and administrative expenses for the six months ended June 30, 2019 and 2018, were $50.8 million and $48.0 million, respectively. General and administrative expenses increased during the six months ended June 30, 2019 as compared to the comparable period of the prior year due to incremental GulfMark general and administrative costs of $7.3 million and severance and similar costs of $4.2 million related to the integration of the two companies which were partially offset by our continuing efforts to further streamline shore based-operations.

Included in gain on asset dispositions, net for the six months ended June 30, 2019, are $0.8 million of net gains from the sale of 34 vessels and other assets. During the six months ended June 30, 2018, we recognized net gains of $3.3 million related to the sale of 23 vessels and other assets.

During the six months ended June 30, 2019 and 2018, we recognized foreign exchange losses of $0.5 million and $1.4 million, respectively. These foreign exchange losses were primarily the result of the revaluation of Brazilian-reais denominated balances to our U.S. dollar reporting currency.

The following table compares vessel revenues and vessel operating costs by geographic segment for our owned and operated vessel fleet and the related percentage of vessel revenue for the periods indicated:

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
(In thousands)		%		%		%		%
Vessel revenues:
Americas	$35,199	28%	32,601	31%	70,477	29%	58,682	31%
Middle East/Asia Pacific	20,449	17%	22,406	21%	40,905	17%	40,794	21%
Europe/Mediterranean Sea	35,027	28%	13,357	13%	63,585	26%	22,980	12%
West Africa	32,966	27%	35,810	35%	68,336	28%	69,212	36%
Total vessel revenues	$123,641	100%	104,174	100%	$243,303	100%	191,668	100%
Vessel operating costs:
Americas:
Crew costs	$16,008	45%	11,158	34%	33,107	47%	20,251	34%
Repair and maintenance	2,328	7%	1,529	5%	5,948	8%	3,259	6%
Insurance and loss reserves	(1,118)	(3%)	1,031	3%	(378)	(1%)	480	1%
Fuel, lube and supplies	2,115	6%	1,792	5%	4,561	7%	3,410	6%
Other	2,772	8%	2,790	9%	5,543	8%	3,196	5%
	22,105	63%	18,300	56%	48,781	69%	30,596	52%
Middle East/Asia Pacific:
Crew costs	$8,986	44%	8,596	38%	17,613	43%	16,704	41%
Repair and maintenance	1,673	8%	1,594	7%	3,254	8%	3,057	7%
Insurance and loss reserves	186	1%	383	2%	776	2%	233	1%
Fuel, lube and supplies	2,350	12%	2,221	10%	4,685	11%	4,560	11%
Other	1,844	9%	2,578	12%	3,577	9%	5,320	13%
	15,039	74%	15,372	69%	29,905	73%	29,874	73%
Europe/Mediterranean Sea:
Crew costs	$13,001	37%	5,777	43%	26,060	41%	10,768	47%
Repair and maintenance	3,914	11%	1,983	15%	6,491	10%	3,561	15%
Insurance and loss reserves	693	2%	247	2%	1,253	2%	357	2%
Fuel, lube and supplies	1,314	4%	1,136	8%	3,205	5%	2,946	13%
Other	2,902	8%	1,459	11%	5,897	9%	3,065	13%
	21,824	62%	10,602	79%	42,906	67%	20,697	90%
West Africa:
Crew costs	$9,196	28%	10,837	30%	18,555	27%	22,869	33%
Repair and maintenance	2,996	9%	2,872	8%	4,919	7%	5,805	9%
Insurance and loss reserves	989	3%	530	1%	1,277	2%	50	<1%
Fuel, lube and supplies	2,672	8%	3,032	9%	5,346	8%	6,277	9%
Other	5,618	17%	6,467	18%	10,953	16%	13,208	19%
	21,471	65%	23,738	66%	41,050	60%	48,209	70%
Vessel operating costs:
Crew costs	$47,191	38%	36,368	35%	95,335	39%	70,592	37%
Repair and maintenance	10,911	9%	7,978	8%	20,612	9%	15,682	8%
Insurance and loss reserves	750	1%	2,191	2%	2,928	1%	1,120	2%
Fuel, lube and supplies	8,451	7%	8,181	8%	17,797	7%	17,193	9%
Other	13,136	10%	13,294	13%	25,970	11%	24,789	13%
Total vessel operating costs	$80,439	65%	68,012	65%	162,642	67%	129,376	69%

Prior to January 1, 2019, we allocated the costs of certain marine operations related to general and administrative functions, such as marine management, engineering, supply chain management, risk management, fleet human resources and health and safety to the segment general and administrative expenses.  Beginning on January 1, 2019, our management elected to modify that process in order to better analyze costs and better align the policies of the two combined companies such that all costs related to those previously allocated functions will remain as corporate general and administrative expenses.  This change is reflected in the tables below for the three and six months ended June 30, 2019.

The following table presents general and administrative expenses in our four geographic segments both individually and in total and the related general and administrative expenses as a percentage of the vessel revenues of each segment and in total for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended				Six Months Ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
(In thousands)		%		%		%		%
Segment general and administrative expenses:
Americas	$3,679	10%	5,090	16%	$7,051	10%	10,651	18%
Middle East/Asia Pacific	2,218	11%	3,565	16%	4,521	11%	6,935	17%
Europe/Mediterranean Sea	2,638	8%	1,658	12%	5,984	9%	2,936	13%
West Africa	3,297	10%	6,300	18%	6,529	10%	12,958	19%
Total segment general and administrative expenses	$11,832	10%	16,613	16%	$24,085	10%	33,480	17%

The following table presents segment depreciation expense by our four geographic segments, the related segment vessel depreciation expense as a percentage of segment vessel revenues, total segment depreciation expense and the related total segment depreciation expense as a percentage of total vessel revenues:

	Three Months Ended				Six Months Ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
(In thousands)		%		%		%		%
Segment depreciation expense:
Americas	$6,515	19%	3,530	11%	$12,776	18%	6,843	12%
Middle East/Asia Pacific	5,319	26%	2,844	13%	9,769	24%	5,613	14%
Europe/Mediterranean Sea	7,741	22%	2,239	17%	15,187	24%	4,043	18%
West Africa	5,100	15%	4,067	11%	9,543	14%	8,093	12%
Total segment depreciation expense	$24,675	20%	12,680	12%	$47,275	19%	24,592	13%

The following table compares operating loss and other components of loss and its related percentage of total revenue for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended				Six Months Ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
(In thousands)		%		%		%		%
Vessel operating profit (loss):
Americas	$2,900	2%	5,681	5%	$1,870	<1%	10,592	5%
Middle East/Asia Pacific	(2,127)	(1%)	625	1%	(3,289)	(1%)	(1,628)	(1%)
Europe/Mediterranean Sea	2,824	2%	(1,142)	(1%)	(493)	(<1%)	(4,696)	(2%)
West Africa	3,099	3%	1,705	2%	11,214	5%	(48)	(<1%)
Other operating profit (loss)	1,625	1%	778	1%	3,330	1%	2,284	1%
	8,321	7%	7,647	7%	12,632	5%	6,504	2%
Corporate expenses (A)	(12,221)	(10%)	(7,910)	(7%)	(27,422)	(11%)	(14,694)	(7%)
Gain on asset dispositions, net	(494)	(<1%)	1,338	1%	776	<1%	3,257	2%
Asset impairments	—	—	(1,215)	(1%)	—	—	(7,401)	(4%)
Operating loss	$(4,394)	(3%)	(140)	(<1%)	$(14,014)	(6%)	(12,334)	(6%)

(A)

Included in corporate expenses for the three and six months ended June 30, 2019, were $0.5 million and $4.2 million, respectively, of integration costs related to the business combination with GulfMark.

Results for three months ended June 30, 2019 compared to June 30, 2018

Americas Segment Operations. Vessel revenues in the Americas segment increased 8%, or $2.6 million, during the quarter ended June 30, 2019, as compared to the quarter ended June 30, 2018. This increase is primarily the result of the ten average active additional vessels added to the fleet resulting from the GulfMark business combination. Overall Americas segment utilization increased from 48.3% during the second quarter of 2018 to 54.5% during the second quarter of 2019; however, average day rates during these same periods decreased 23%, which is generally reflective of a greater portion of the segment’s vessels contracted at current prevailing day rates which are lower than those experienced during the second quarter of 2018.

Operating profit for the Americas segment for the quarter ended June 30, 2019, was $2.8 million less than operating profit for the quarter ended June 30, 2018. The decrease in operating income is primarily related to the increase in vessel operating costs primarily related to requirements for increased local crewing on vessels operating in Brazil and additional vessels working in the U.S. Gulf, some of which required additional repairs and maintenance during the second quarter of 2019. For the quarter ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Americas fleet included vessel operating expenses of $5.4 million, depreciation of $2.5 million and general and administrative expenses of $0.5 million. Offsetting these expense increases is a reduction to general and administrative expenses as a result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Middle East/Asia Pacific Segment Operations.  Vessel revenues in the Middle East/Asia Pacific segment decreased 9%, or $2.0 million, during the quarter ended June 30, 2019, as compared to the quarter ended June 30, 2018. Middle East/Asia Pacific segment utilization for the quarter ended June 30, 2019 was comparable to the quarter ended June 30, 2018; however, average day rates during these same periods decreased three percent. Operating loss for the Middle East/Asia Pacific segment for the quarter ended June 30, 2019, was $2.1 million as compared to operating profit for the quarter ended June 30, 2018 of $0.6 million. The operating loss in the quarter ended June 30, 2019 was primarily related to the decrease in revenues and increase in depreciation.

For the quarter ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Middle East/Asia Pacific vessel fleet included vessel operating expenses of $0.9 million, depreciation of $0.6 million and general and administrative expenses of $0.2 million. Overall reductions to general and administrative expenses were primarily attributable to our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Europe/Mediterranean Sea Segment Operations.  Vessel revenues in the Europe/Mediterranean Sea segment increased 162%, or $21.7 million, during the quarter ended June 30, 2019, as compared to the quarter ended June 30, 2018. The Europe/Mediterranean Sea vessel fleet increased by 16 active vessels on a net basis, 14 of which were incrementally added to the area as a result of the business combination with GulfMark. Europe/Mediterranean Sea segment utilization decreased from 70.3% during the quarter ended June 30, 2018 to 62.7% during the quarter ended June 30, 2019, and average day rates during these same periods increased 37%. The increases in vessels and average day rates were due to the increasing demand for vessels in the North Sea and Mediterranean. Operating profit for the Europe/Mediterranean Sea segment was $2.8 million for the quarter ended June 30, 2019 as compared to an operating loss of $1.1 million for the quarter ended June 30, 2018.

For the quarter ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Europe/Mediterranean Sea vessel fleet included vessel operating expenses of $10.5 million, depreciation of $4.7 million and general and administrative expenses of $1.4 million. Offsetting these expense increases is a reduction to general and administrative expenses as a result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

West Africa Segment Operations.  Vessel revenues in the West Africa segment decreased 8%, or $2.8 million, during the quarter ended June 30, 2019, as compared to the quarter ended June 30, 2018. The West Africa vessel fleet decreased by five active vessels during the comparative periods. West Africa segment utilization increased slightly from 51.9% during the second quarter of 2018 to 52.3% during the second quarter of 2019, and average day rates increased 4% during these same periods. The decrease in revenue was generally due to the decrease in active vessels in the region in the quarter ended June 30, 2019 as compared to the quarter ended June 30, 2018.

Operating profit for the West Africa segment increased 82%, or $1.4 million for the quarter ended June 30, 2019, as compared to the quarter ended June 30, 2018. This increase in profitability is due to decreases in vessel costs, primarily as a result of the devaluation of a currency which was used to pay a portion of crew costs, and general and administrative expenses. The reductions to general and administrative expenses are primarily the result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Results for six months ended June 30, 2019 compared to June 30, 2018

Americas Segment Operations. Vessel revenues in the Americas segment increased 20%, or $11.8 million, during the six months ended June 30, 2019, as compared to the six months ended June 30, 2018. This increase is the result of the twelve average active additional vessels added to the fleet resulting primarily from the GulfMark business combination. Overall Americas segment utilization increased from 45.5% during the six months ended June 30, 2018 to 51.1% during the six months ended June 30, 2019, however, average day rates during these same periods decreased 23%, which is generally reflective of a greater portion of the segment’s vessels contracted at current prevailing day rates which are lower than those experienced during 2018.

Operating profit for the Americas segment for the six months ended June 30, 2019, was $8.7 million less than operating profit for the six months ended June 30, 2018. The decrease is primarily related to the increase in vessel operating costs primarily related to requirements for increased local crewing on vessels operating in Brazil and additional vessels working in the U.S. Gulf, some of which required additional repairs and maintenance during the first quarter of 2019. For the six months ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Americas fleet included vessel operating expenses of $12.2 million, depreciation of $4.9 million and general and administrative expenses of $0.6 million. Offsetting these expense increases is a reduction to general and administrative expenses as a result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Middle East/Asia Pacific Segment Operations.  Vessel revenues in the Middle East/Asia Pacific segment increased $0.1 million during the six months ended June 30, 2019, as compared to the six months ended June 30, 2018. The Middle East/Asia Pacific vessel fleet count was comparable for the six months ended June 30, 2019 and the six months ended June 30, 2018, although, three active vessels were incrementally added to the area as a result of the business combination with GulfMark. Middle East/Asia Pacific segment utilization increased from 53.0% during the six months ended June 30, 2018 to 61.5% during the six months ended June 30, 2019, and average day rates during these same periods decreased 7%. Operating loss for the Middle East/Asia Pacific segment increased 102%, or $1.7 million, for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. The increase in the operating loss was primarily related to higher depreciation expense primarily related to the additional incremental GulfMark vessels and the amortization of deferred dry docking costs.

For the six months ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Middle East/Asia Pacific vessel fleet included vessel operating expenses of $2.1 million, depreciation of $1.3 million and general and administrative expenses of $0.6 million. Overall reductions to general and administrative expenses were primarily attributable to our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Europe/Mediterranean Sea Segment Operations.  Vessel revenues in the Europe/Mediterranean Sea segment increased 177%, or $40.6 million, during the six months ended June 30, 2019, as compared to the six months ended June 30, 2018. The Europe/Mediterranean Sea vessel fleet increased by 18 active vessels on a net basis, 15 of which were incrementally added to the area as a result of the business combination with GulfMark. Europe/Mediterranean Sea segment utilization decreased slightly from 63.9% during the six months ended June 30, 2018 to 61.4% during the six months ended June 30, 2019; however, average day rates during these same periods increased 30%. These increases in vessels and average day rates are due to the increasing demand for vessels in the North Sea and Mediterranean. Operating loss for the Europe/Mediterranean Sea segment decreased 90%, or $4.2 million, for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018.

For the six months ended June 30, 2019, incremental increases related to the addition of GulfMark vessels to the Europe/Mediterranean Sea vessel fleet included vessel operating expenses of $20.7 million, depreciation of $9.6 million and general and administrative expenses of $3.3 million. Offsetting these expense increases is a reduction to general and administrative expenses as a result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

West Africa Segment Operations.  Vessel revenues in the West Africa segment decreased 1%, or $0.9 million, during the six months ended June 30, 2019, as compared to the six months ended June 30, 2018. The West Africa vessel fleet decreased by two active vessels during the comparative periods. West Africa segment utilization increased from 46.8% during the six months ended June 30, 2018 to 50.8% during the six months ended June 30, 2019, and average day rates increased 3% during these same periods. The increases in revenue were generally due to the mix of higher specification vessels working in the segment and more spot market activity in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018.

Operating profit for the West Africa segment was $11.2 million for the six months ended June 30, 2019, as compared to an operating loss of less than $0.1 million for the six months ended June 30, 2018. This increase in profitability is due to decreases in vessel costs, primarily as a result of the devaluation of a currency which was used to pay a portion of crew costs, and general and administrative expenses. The reductions to general and administrative expenses are primarily the result of our new policy beginning on January 1, 2019 to discontinue the allocation of certain corporate general and administrative expenses.

Other Items.

Asset Impairments. The table below summarizes the number of vessels impaired and the amount of the impairment incurred.

	Three Months Ended		Six Months Ended
(Dollars in thousands)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Number of vessels impaired in the period	—	2	—	15
Amount of impairment incurred	$—	1,215	—	7,401

Vessel Utilization and Average Day Rates by Segment

Vessel utilization is determined primarily by market conditions and to a lesser extent by drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore support vessels. Specifications of available equipment and the scope of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. As such, stacked vessels depress utilization rates because stacked vessels are considered available to work, and are included in the calculation of utilization rates. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period.

Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels in drydock) but do not include vessels owned by joint ventures (four and eight vessels at June 30, 2019 and 2018, respectively).

The following tables compare day-based utilization percentages, average day rates and average total, active and stacked vessels by segment for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
SEGMENT STATISTICS:
Americas fleet:
Utilization	54.5%	48.3	51.1%	45.5
Average vessel day rates	$12,341	15,995	$11,871	15,323
Average total vessels	58	46	64	47
Average stacked vessels	(20)	(19)	(26)	(20)
Average active vessels	38	27	38	27

Middle East/Asia Pacific fleet:
Utilization	61.6%	61.6	61.5%	53.0
Average vessel day rates	$7,293	7,554	$7,249	7,770
Average total vessels	50	53	51	55
Average stacked vessels	(9)	(12)	(10)	(14)
Average active vessels	41	41	41	41

Europe/Mediterranean Sea fleet:
Utilization	62.7%	70.3	61.4%	63.9
Average vessel day rates	$13,010	9,489	$12,004	9,246
Average total vessels	47	22	48	21
Average stacked vessels	(13)	(4)	(13)	(4)
Average active vessels	34	18	35	17

West Africa fleet:
Utilization	52.3%	51.9	50.8%	46.8
Average vessel day rates	$9,439	9,050	$9,535	9,262
Average total vessels	73	84	78	88
Average stacked vessels	(23)	(29)	(26)	(34)
Average active vessels	50	55	52	54

Worldwide fleet:
Utilization	57.0%	55.5	55.2%	49.9
Average vessel day rates	$10,442	10,047	$10,119	10,068
Average total vessels	228	205	241	211
Average stacked vessels	(65)	(64)	(75)	(72)
Average active vessels	163	141	166	139

Average active vessels exclude stacked vessels. We consider a vessel to be stacked if the vessel crew is furloughed or substantially reduced and limited maintenance is being performed on the vessel. We reduce operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are stacked when market conditions warrant and they are no longer considered stacked when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to active service by performing any necessary maintenance on the vessel and either rehiring or returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are included in the calculation of utilization statistics.

The following is a summary of net properties and equipment at June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
	Number	Carrying	Number	Carrying
	Of Vessels	Value	of Vessels	Value
		(In thousands)		(In thousands)
Owned vessels in active service	163	$905,746	165	$914,044
Stacked vessels	60	126,083	92	169,037
Marine equipment and other assets under construction		3,646		795
Other property and equipment		5,579		5,981
Totals	223	$1,041,054	257	$1,089,857

Vessel Dispositions

We seek opportunities to sell and/or scrap our older vessels when market conditions warrant and opportunities arise. The majority of our vessels are sold to buyers who do not compete with us in the offshore energy industry. The following is a summary of the number of vessels disposed of by segment:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Number of vessels disposed by segment:
Americas	5	—	18	8
Middle East/Asia Pacific	—	1	1	2
Europe/Mediterranean Sea	3	—	5	—
West Africa	10	2	10	13
Total	18	3	34	23

Liquidity, Capital Resources and Other Matters

Availability of Cash

At June 30, 2019, we had $383.2 million in cash and cash equivalents (including $13.6 million of restricted cash), of which $97.2 million was held by foreign subsidiaries, the majority of which is available to us without adverse tax consequences. Included in foreign subsidiary cash are balances held in U.S. dollars and foreign currencies that await repatriation due to various currency conversion and repatriation constraints, partner and tax related matters, prior to the cash being made available for remittance to our domestic accounts. We currently intend that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of our foreign subsidiaries in the normal course of business. Moreover, we do not currently intend to repatriate earnings of our foreign subsidiaries to the United States because cash generated from our domestic businesses and the repayment of intercompany liabilities from foreign subsidiaries are currently deemed to be sufficient to fund the cash needs of our operations in the United States.

Our objective in financing our business is to maintain adequate financial resources and access to sufficient levels of liquidity. We do not have a revolving credit facility. Cash and cash equivalents and future net cash provided by operating activities provide us, in our opinion, with sufficient liquidity to meet our liquidity requirements.

Debt

Refer to Note (9) of Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for further details on our indebtedness.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Operating Activities

Net provided by (cash used in) operating activities for any period will fluctuate according to the level of business activity for the applicable period and for the six months ended June 30, 2019 and 2018, was $(20.7) million and $17.0 million, respectively.

Net cash used in operations for the six months ended June 30, 2019, reflects a net loss of $36.8 million, which includes non-cash depreciation and amortization of $48.0 million, stock-based compensation expense of $9.2 million and approximately $0.8 million of gains on asset sales. Combined changes in operating assets and liabilities and in amounts due to/due from affiliate, net, and cash paid for drydocking used $37.3 million of cash.

Net cash provided by operations for the six months ended June 30, 2018 reflects a net loss of $50.2 million, which includes non-cash asset impairments of $7.4 million, non-cash depreciation and amortization of $23.9 million, gain on asset dispositions, net, of $3.3 million and stock-based compensation expense of $6.1 million. Changes in investments in, at equity, and advances to unconsolidated companies decreased by $27.9 million, which primarily reflects foreign exchange losses recognized by the company’s 49% owned Sonatide joint venture. Changes in due from/due to related parties, net during the six months ended June 30, 2018 of $19.9 million generally reflect collections from Sonatide, net of an approximate $5 million dollar increase in the due from/due to our Nigeria joint venture, DTDW. Change in operating assets and liabilities used $1.3 million of cash in the six months ended June 30, 2018.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2019 and 2018, was $11.7 million and $7.2 million, respectively.

Net cash provided by investing activities for the six months ended June 30, 2019 primarily reflects the receipt of $20.6 million related to the disposal of 34 vessels. Additions to properties and equipment were comprised of approximately $8.0 million in capitalized upgrades to existing vessels and equipment and $0.8 million for other property and equipment purchases.

Net cash provided by investing activities for the six months ended June 30, 2018 was $7.2 million, reflecting the receipt of proceeds from the sale of assets of $13.0 million related to the disposal of 23 vessels, 16 of which were scrapped. Additions to properties and equipment were comprised of approximately $3.9 million in capitalized upgrades to existing vessels and equipment and $1.9 million for the construction of offshore support vessels.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2019 and 2018, was $5.6 million and $13.0 million, respectively.

Net cash used in financing activities for the six months ended June 30, 2019 was a result of $3.6 million of scheduled semiannual principal payments on Troms offshore debt, $1.8 million of taxes paid related to share based compensation and the repurchase of $0.16 million of New Secured Notes resulting from a recent tender.

Financing activities for the six months ended June 30, 2018 used $13.0 million of cash, as a result of payments made to creditors pursuant to the Plan of $8.4 million, $2.6 million of scheduled semiannual principal payments on Troms offshore debt, a $2.0 million payment to acquire the remaining noncontrolling interest in a consolidated joint venture and the repurchase of $46,023 of New Secured Notes resulting from a recent tender offer.

Other Liquidity Matters

Contractual Obligations and Other Contingent Commitments

We did not have any material changes in our contractual obligations and commercial commitments since the end of fiscal year 2018. Refer to Part II, Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2018, for information regarding our contractual obligations and other contingent commitments.

Application of Critical Accounting Policies and Estimates

Our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 28, 2019, describes the accounting policies that are critical to reporting our financial position and operating results and that require management’s most difficult, subjective or complex judgments. This Quarterly Report on Form 10-Q should be read in conjunction with the discussion contained in our Annual Report on Form 10-K for the year ended December 31, 2018, regarding these critical accounting policies.

New Accounting Pronouncements

For information regarding the effect of new accounting pronouncements, refer to Note (2) of Notes to Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There were no material changes in the six months ended June 30, 2019 to the market risk disclosures contained in Item 7A in our Annual Report on Form 10-K for the year ended December 31, 2018.

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that all information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (Exchange Act), such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, any control system, no matter how well conceived and followed, can provide only reasonable, and not absolute, assurance that the objectives of the control system are met.

We evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer along with our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2019.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the quarter ended June 30, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Refer to Note (10) of Notes to the Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for further details on our Arbitral Award for the Taking of our Venezuelan Operations.

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on our financial position, results of operations, or cash flows. Information related to various commitments and contingencies, including legal proceedings, is disclosed in Note (10) of Notes to the Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

ITEM 1A.	RISK FACTORS

There have been no material changes to the risk factors previously disclosed in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 28, 2019.

ITEM 6.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

2.1

Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater Inc. and its Affiliated Debtors dated May 11, 2017 (filed with the Commission as Exhibit A to Exhibit T3E.1 to the company’s application for the qualification of indentures on Form T-3 filed on May 12, 2017, File No. 22-29043).

2.2

Disclosure Statement for Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater Inc. and its Affiliated Debtors dated May 11, 2017 (filed with the Commission as Exhibit T3E.1 to the company’s application for the qualification of indentures on Form T-3 filed on May 12, 2017, File No. 22-29043).

2.3

Second Amended Joint Prepackaged Chapter 11 Plan of Tidewater Inc. and Its Affiliated Debtors dated July 13, 2017 (filed with the Commission as Exhibit 2.1 to the company’s current report on Form 8-K filed on July 18, 2017, File No. 1-6311).

2.4

Agreement and Plan of Merger by and between Tidewater Inc. and GulfMark Offshore, Inc., dated as of July 15, 2018 (filed with the Commission as Exhibit 2.1 to the company’s current report on Form 8-K filed on July 16, 2018, File No. 1-6311).

3.1

Amended and Restated Certificate of Incorporation of Tidewater Inc. dated July 31, 2017 (filed with the Commission as Exhibit 3.1 to the company’s current report on Form 8-K filed on July 31, 2017, File No. 1-6311).

3.2

Second Amended and Restated By-Laws of Tidewater Inc. dated November 15, 2018 (filed with the Commission as Exhibit 3.2 to the company’s registration statement on Form 8-A filed on November 15, 2018, File No. 1-6311).

4.1

Indenture for 8.00% Senior Secured Notes due 2022 among Tidewater Inc., each of the Guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent dated as of July 31, 2017 (filed with the Commission as Exhibit 4.1 to the company’s current report on Form 8-K filed on July 31, 2017, File No. 1-6311).

10.1

Restructuring Support Agreement, dated May 11, 2017 (filed with the Commission as Schedule 1 to Exhibit A to Exhibit T3E.1 to the company’s application for the qualification of indentures on Form T-3 filed on May 12, 2017, File No. 22-29043).

10.2

Amendment and Restatement Agreement No. 4 to the Troms Facility Agreement, dated May 11, 2017 (filed with the Commission as Exhibit C to Schedule 1 to Exhibit A to Exhibit T3E.1 to the company’s application for the qualification of indentures on Form T-3 filed on May 12, 2017, File No. 22-29043).

10.3

Creditor Warrant Agreement between Tidewater Inc., as Issuer and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent dated July 31, 2017 (filed with the Commission as Exhibit 10.1 to the company’s current report on Form 8-K filed on July 31, 2017, File No. 1-6311).

10.4

Existing Equity Warrant Agreement between Tidewater Inc., as Issuer and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent dated July 31, 2017 (filed with the Commission as Exhibit 10.2 to the company’s current report on Form 8-K filed on July 31, 2017, File No. 1-6311).

10.5

Equity Warrant Agreement, dated as of November 14, 2017, between GulfMark Offshore, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (filed with the Commission as Exhibit 4.1 to the company’s registration statement on Form 8-A filed on November 15, 2018, File No. 1-6311).

10.6

Assignment, Assumption and Amendment Agreement, dated as of and effective November 15, 2018, by and among GulfMark Offshore, Inc., Tidewater Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (filed with the Commission as Exhibit 4.2 to the company’s registration statement on Form 8-A filed on November 15, 2018, File No. 1-6311).

10.7

Noteholder Warrant Agreement, dated as of November 14, 2017, between GulfMark Offshore, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (filed with the Commission as Exhibit 4.1 to the company's current report on Form 8-K filed on November 16, 2018, File No. 1-6311).

Exhibit Number	Description
10.8

Assignment, Assumption and Amendment Agreement – Jones Act Warrants, dated as of and effective November 15, 2018, by and among GulfMark Offshore, Inc., Tidewater Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (filed with the Commission as Exhibit 4.2 to the company’s current report on Form 8-K filed on November 16, 2018, File No. 1-6311).

10.9+

Tidewater Inc. Short-Term Incentive Plan (effective for performance periods beginning January 1, 2019) (filed with the Commission as Exhibit 10.1 to the company’s current report on Form 8-K filed on April 19, 2019. File No. 1-6311).

10.10+

Amendment No. 1 to the Tidewater Inc. Legacy GLF Management Incentive Plan, effective April 30, 2019 (filed with the Commission as Exhibit 10.10 to the company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019 filed on May 6, 2019. File No. 1-6311).

10.11+

Amendment No. 1 to the Tidewater Inc. 2017 Stock Incentive Plan, effective April 30, 2019. (filed with the Commission as Exhibit 10.11 to the company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019 filed on May 6, 2019. File No. 1-6311).

10.12*

Officer Form of Agreement for the Grant of Restricted Stock Units under either the Tidewater Inc 2017 Stock Incentive Plan or the Tidewater Inc Legacy GLF Management Incentive Plan (for use with 2019 annual grants).

10.13*	Director Stock Election Program

31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	XBRL Taxonomy Extension Schema.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase.

101.LAB*	XBRL Taxonomy Extension Label Linkbase.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase.

*	Filed with this quarterly report on Form 10-Q.

**	Furnished with the quarterly report on Form 10-Q.

+	Indicates a management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

TIDEWATER INC.
(Registrant)

Date: August 9, 2019	/s/ Samuel R. Rubio
Samuel R. Rubio
Vice President, Chief Accounting Officer and Controller
(Principal Accounting Officer and authorized signatory)

Exhibit 10.12

OFFICER FORM OF
[AWARD/INCENTIVE] AGREEMENT

FOR THE GRANT OF RESTRICTED STOCK UNITS

UNDER THE

TIDEWATER INC. [2017 STOCK/LEGACY GLF MANAGEMENT] INCENTIVE PLAN

THIS AGREEMENT is entered into as of [________________] (the “Date of Grant”) by and between Tidewater Inc., a Delaware corporation (“Tidewater” and, together with its subsidiaries, the “Company”), and the employee specified on the Term Sheet (as defined below and such employee, the “Employee”).  Capitalized terms used, but not defined, in this Agreement have the respective meanings provided in the Tidewater Inc. [2017 Stock/Legacy GLF Management] Incentive Plan (the “Plan”).

WHEREAS, the Employee is a key employee of the Company and Tidewater considers it desirable and in its best interest that the Employee be given an added incentive to advance the interests of Tidewater in the form of restricted stock units payable in shares of common stock of Tidewater, $0.001 par value per share (the “Common Stock”) in accordance with the Plan; and

WHEREAS, the Company has provided the Employee with a written notice, dated as of the Date of Grant, of his or her grant under the Plan (the “Term Sheet”), which is incorporated by reference into this Agreement.

NOW, THEREFORE, in consideration of these premises and the mutual promises and covenants contained in this Agreement, it is agreed by and between the parties as follows:

I.
Restricted Stock Units

1.1Restricted Stock Units.  Effective on the Date of Grant, Tidewater hereby grants to the Employee under the Plan [a Restricted Stock Unit Award, consisting of]1 the total number of restricted stock units (the “RSUs”) specified on the Term Sheet, subject to the terms, conditions, and restrictions set forth in the Plan and in this Agreement.  As specified on the Term Sheet, the total number of RSUs is divided into Time-Based RSUs that will vest based on the continued employment of the Employee as provided in Section 1.3 below (the “Time-Based RSUs”) and Performance-Based RSUs that will vest based upon continued employment and the satisfaction of performance criteria as provided in Section 1.4 and Section 1.5 below (the “Performance-Based RSUs”).

1.2Award Restrictions.  The RSUs may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, whether voluntarily or involuntarily.  The Employee will have no rights, including, but not limited to, voting and dividend rights, in the shares of Common Stock underlying the RSUs unless and until such shares are issued to the Employee, or as otherwise provided in the Plan or this Agreement.

[1]	Included in Legacy GLF Management Incentive Plan award agreements only.

{N3857424.1}

1

1.3Vesting Terms – Time-Based RSUs.

(a)Time-Based Vesting.  Upon vesting under the terms and conditions of the Plan and this Agreement, each Time-Based RSU represents the right to receive from Tidewater one share of Common Stock, free of any restrictions, and any amounts, securities, and property notionally credited to the Employee’s Account (as defined in Section 2.1) with respect to such Time-Based RSU.

(b)Vesting Schedule.  The Time-Based RSUs will vest in [__] equal installments on the first [__] anniversaries of the Date of Grant provided that, except as provided in Section 1.6, the Employee remains employed by the Company on the applicable vesting date.

1.4Vesting Terms – TSR RSUs.  As specified on the Term Sheet, the vesting of a subset of the Performance-Based RSUs (the “TSR RSUs”) is subject to the following terms and conditions:

(a)Performance-Based Vesting.  Upon vesting under the terms and conditions of the Plan and this Agreement, each TSR RSU granted under this Agreement represents the right to receive from the Company a maximum of two shares of Common Stock, free of any restrictions, and all amounts, securities, and property notionally credited to the Employee’s Account with respect to such TSR RSU.

(b)Vesting Schedule.  Except as otherwise provided in Section 1.6, depending on Tidewater’s [___]-year Total Stockholder Return (as defined below) over the period from January 1, [___] through December 31, [___] (the “Performance Period”) as measured against peer performance over the same period and subject to his continued employment through [___________] (the “PB Vesting Date”), the TSR RSUs will vest and the Employee will be entitled to receive a number of shares of Common Stock on the PB Vesting Date, determined as follows:

(i)The number of TSR RSUs granted represents the target award.  The Employee may receive a greater or lesser number of shares of Common Stock under the Plan than the number of TSR RSUs granted, depending on Tidewater’s Total Stockholder Return ranked in terms of a percentile in relation to that of Tidewater’s Peer Group (as defined below), according to the following schedule:

[____________]

The number of shares earned will be prorated if Tidewater’s rank falls between any two performance levels.  At below threshold performance, all TSR RSUs will be forfeited.  Notwithstanding the foregoing, if Tidewater’s Total Stockholder Return for the Performance Period is negative, the number of shares of Common Stock earned under the TSR RSUs may not exceed 100%.

(ii)Following the end of the Performance Period, the Committee will review and approve the Company’s performance and the percentage payout as determined under this Section 1.4.  Contingent upon that review and approval, the TSR RSUs will vest and be paid out on the PB Vesting Date in the number of shares of Common Stock, if any, as determined by

{N3857424.1}2

the Committee under this Section 1.4, provided that, except as otherwise provided in Section 1.6, the Employee remains employed with the Company on such date.  All determinations as to whether and the extent to which the TSR goals have been achieved, the number of any TSR RSUs earned by the Employee, and all other matters related to this Section 1.4 will be made by the Committee in its sole discretion.

(iii)For purposes of this Agreement, “Total Stockholder Return” or “TSR” for Tidewater and each member of the Peer Group means stock price appreciation from the beginning to the end of the Performance Period, including dividends and distributions made or declared (assuming such dividends or distributions are reinvested in the common stock of Tidewater or any company in the Peer Group) during the Performance Period, expressed as a percentage return, using the following formula:

TSR = Ending Stock Price (including dividends paid) – Beginning Stock Price
Beginning Stock Price

where the “Ending Stock Price” is equal to the average closing price of the relevant stock during the last 20 trading days of the Performance Period, and the “Beginning Stock Price” is equal to the average closing price of the relevant stock during the 20 trading days immediately prior to the beginning of Performance Period.  TSR of Tidewater or any company in the Peer Group will be equitably adjusted to reflect any spin-off, stock split, reverse stock split, stock dividend, recapitalization, or reclassification or other similar change in the number of outstanding shares of Common Stock.

(iv)For purposes of this Agreement, Tidewater’s “Peer Group” consists of the following [__] companies: [__________].  If a member of the Peer Group is acquired during the Performance Period, or has agreed to be acquired during the Performance Period but the transaction has not closed by the conclusion of the Performance Period, that company will be excluded from the Peer Group in calculating TSR.  If, at the conclusion of the Performance Period, a company in the Peer Group is in bankruptcy and has been de-listed, it will remain in the Peer Group.  Bankrupt companies that are still listed will be included based on TSR.  Delisted companies will be ranked at the bottom relative to TSR performance.

1.5Vesting Terms – ROIC Performance-Based RSUs.  As specified on the Term Sheet, the vesting of a subset of the Performance-Based RSUs (the “ROIC RSUs”) is subject to the following terms and conditions:

(a)Performance-Based Vesting.  Upon vesting under the terms and conditions of the Plan and this Agreement, each ROIC RSU represents the right to receive from the Company a maximum of two shares of Common Stock, free of any restrictions, and all amounts, securities, and property notionally credited to the Employee’s Account with respect to such ROIC RSU.

(b)Vesting Schedule.  Except as otherwise provided in Section 1.6, depending on the Company’s return on invested capital (as defined below, “ROIC”) for each of the [___] fiscal years included in the Performance Period and subject to his continued employment through the PB Vesting Date, the ROIC RSUs will vest and the Employee will be

{N3857424.1}3

entitled to receive a number of shares of Common Stock on the PB Vesting Date, determined as follows:

(i)The number of ROIC RSUs granted represents the target award.  At the end of the Performance Period, the Employee may receive a greater or lesser number of shares of Common Stock under the Plan than the number of ROIC RSUs granted, depending on the simple average of ROIC for each of the [___] years in the Performance Period (“SAROIC”) as measured against the following schedule:

[____________]

The number of shares vesting will be prorated if the Company’s SAROIC falls between any two performance levels.  At below threshold performance, all ROIC RSUs will be forfeited.

(ii)Following the end of the Performance Period, the Committee will review and approve the Company’s performance and percentage payout as determined under this Section 1.5, making such adjustments to the calculation as it deems necessary and appropriate.  Contingent upon that review and approval, the ROIC RSUs will vest and be paid out on the PB Vesting Date in the number of shares of Common Stock, if any, as determined by the Committee under this Section 1.5, provided that, except as otherwise provided in Section 1.6, the Employee remains employed with the Company on such date.  All determinations as to whether and the extent to which the ROIC goals have been achieved, the number of any ROIC RSUs earned by the Employee, and all other matters related to this Section 1.5 will be made by the Committee in its sole discretion.

(iii)For purposes of this Agreement, “Return on Invested Capital” or “ROIC” for each of the [___] years in the Performance Period will be calculated by dividing the Company’s Adjusted Net Earnings by the Company’s Average Invested Capital for the same period.  “Adjusted Net Earnings” for a given year is defined as pre-tax operating income (2) plus depreciation and amortization (3) less cash paid for dry-docking expenses (4) net of any non-cash items (such as stock compensation expense) and (5) plus taxes included in operating expense.  “Average Invested Capital” is the average of the twelve monthly ending book values of the Company’s active vessel fleet during the year.

1.6Effect of Termination of Employment.

(a)If, prior to the vesting or forfeiture of the RSUs, the Employee’s employment terminates due to his or her death or [disability (as determined by the Committee in accordance with Section 409A of the Code/Disability], (i) all unvested Time-Based RSUs will immediately vest and pay out in shares of Common Stock and (ii) all unvested Performance-Based RSUs will immediately vest and settle in shares of Common Stock either (A) on the PB Vesting Date, with the number of shares earned based on actual performance, if the Performance Period ends on or before the date of Employee’s termination under this Section 1.6(a) or (B) immediately, assuming target performance, if the Performance Period has not yet ended.

(b)Except as otherwise expressly provided in this Section 1.6 or as otherwise determined by the Committee in its sole discretion, termination of employment will result in

{N3857424.1}4

forfeiture of all unvested RSUs unless such termination is, in effect, a transfer of employment from one entity to another within the Company.

II.
Dividend Equivalents and the Issuance of Shares Upon Vesting

2.1Restricted Stock Unit Account and Dividend Equivalents.  Tidewater will maintain an account (the “Account”) on its books in the name of the Employee.  The Account will reflect the number of RSUs awarded to the Employee, as such number may be adjusted under the terms of the Plan and this Agreement, as well as any additional RSUs, cash, or other securities or property credited as a result of dividend equivalents, administered as follows:

(a)The Account will be for recordkeeping purposes only, and no assets or other amounts will be set aside from Tidewater’s general assets with respect to such Account.

(b)If Tidewater declares a cash dividend or distributes any other securities or property to stockholders between the Date of Grant and the date the RSUs vest and pay out under this Agreement (other than shares of Common Stock), the Employee will be entitled to any cash, securities, or other property (or, in the Committee’s discretion, a cash amount equal to the fair market value of such other securities or property) that would have been received as a dividend or distribution had the Employee’s outstanding RSUs been shares of Common Stock as of the record date for such dividend or distribution.

(c)If dividends are declared and paid in the form of shares of Common Stock, then the Employee’s Account will be credited with one additional RSU for each share of Common Stock that would have been received as a dividend had the Employee’s outstanding RSUs been shares of Common Stock as of the record date for such dividend.

(d)All cash, any additional RSUs credited via dividend equivalents, and any other securities or property credited to the Employee’s Account will vest and be paid out or be forfeited at the same time and on the same terms as the RSUs to which they relate.

2.2Issuance of Shares of Common Stock.  As soon as practicable following the date any RSUs vest under this Agreement, but no later than 30 days after such date, the number of shares of Common Stock to which the Employee is entitled under this Agreement will be transferred to the Employee or his or her nominee via book entry free of restrictions or, upon the Employee’s request, Tidewater will cause a stock certificate to be issued in the name of the Employee or his or her nominee.  Upon issuance of such shares, the Employee is free to hold or dispose of such shares, subject to applicable securities laws and any internal Company policy then in effect and applicable to the Employee, such as Tidewater’s Policy Statement on Insider Trading and Executive Stock Ownership Guidelines.

III.
Recovery Right of Tidewater

Tidewater has the right to recover any RSUs or shares of Common Stock issued under the Plan to the Employee, if (a) the grant, vesting, or value of such awards was based on the achievement of financial results that were subsequently the subject of a restatement; (b) the

{N3857424.1}5

Employee is subject to Tidewater’s Executive Compensation Recovery Policy; (c) the Employee engaged in intentional misconduct that caused or partially caused the need for the restatement; and (d) the effect of the restatement was to decrease the financial results such that such grant would not have been earned or would have had a lesser value.  The Employee accepts the RSUs and shares of Common Stock subject to such recovery rights of Tidewater and in the event Tidewater exercises such rights, the Employee will promptly return the RSUs or shares of Common Stock to Tidewater upon demand.  If the Employee no longer holds the RSUs or shares of Common Stock at the time of demand by Tidewater, the Employee agrees to pay to Tidewater, without interest, all cash, securities, or other assets received by the Employee upon the sale or transfer of such shares.  Tidewater may, if it chooses, effect such recovery by withholding from other amounts due to the Employee by the Company.

IV.
Withholding Taxes

[Notwithstanding Section 13(b) of the Plan, if the Employee is subject to Section 16 of the 1934 Act, the Committee may not disapprove of the Employee’s right to make an Election with respect to the RSUs as provided in Section 13(a) of the Plan.]2 At any time that the Employee is required to pay to the Company an amount required to be withheld under the applicable income tax laws in connection with the vesting and payout of the RSUs [(each such date, a “Tax Date”), the Employee may satisfy this obligation in whole or in part by electing (the “Election”) to deliver currently-owned shares of Common Stock or to have the Company withhold shares of Common Stock, in each case, having a value equal to the maximum statutory amount required to be withheld under federal, state, and local law.  If the Employee is subject to Section 16 of the Exchange Act, the Committee may not disapprove of the Employee’s right to make an Election with respect to the RSUs.  Further,]3 unless the Employee has previously provided the Company with payment of all applicable withholding taxes, Tidewater will withhold, from the shares of Common Stock to be issued upon the vesting of the RSUs, shares with a value equal to the maximum statutory amount required to be withheld.  The value of the shares to be withheld will be based on the [Fair Market Value of the/closing sale price of a share of] Common Stock on the Tax Date.

V.
Restrictive Covenants

5.1Non-Disclosure of Confidential Information.  The Employee agrees to hold in a fiduciary capacity and for the benefit of the Company all Confidential Information that will have been obtained by the Employee during his or her employment (whether prior to or after the Date of Grant) and will use such Confidential Information solely in the good-faith performance of his or her duties for the Company.  During his or her employment and after his or her termination of employment, the Employee agrees (a) not to communicate or make available to any person or entity (other than the Company) any such Confidential Information, except upon the prior written authorization of the Company or as may be required by law or legal process, and (b) to deliver promptly to the Company upon its written request any Confidential Information in his or her

[2]	Included in 2017 Stock Incentive Plan incentive agreements only.
[3]	Included in Legacy GLF Management Incentive Plan award agreements only.

{N3857424.1}6

possession.  In the event that the provisions of any applicable law or the order of any court would require the Employee to disclose or otherwise make available any Confidential Information to a governmental authority or to any other third party, the Employee agrees to give the Company, unless it is unlawful to do so, prompt prior written notice of such required disclosure and, if possible given the terms of any production order of the judicial governmental or administrative body, an opportunity to contest the requirement of such disclosure or apply for a protective order with respect to such Confidential Information by appropriate proceedings.  Notwithstanding the foregoing, the Employee understands that nothing contained in this Agreement limits his or her ability:  (x) to file a charge or complaint with any federal, state, or local governmental agency or commission (“Government Agencies”); (y) to communicate with any Government Agency or otherwise participate in any investigation or proceeding conducted by any Government Agency, without notice to the Company; or (z) to receive an award for information provided to any Government Agency.

5.2Covenant Not to Compete.  During the Employee’s term of employment and any Non-Compete Period (as defined below), the Employee agrees that he or she will not engage in competitive activities within any jurisdiction, whether in the United States or internationally, in which the Company carries on a like line of business (collectively, the “Restricted Area”), as follows:

(a)The Employee will not, directly or indirectly, for himself or herself or others or in association with any other person, own, manage, operate, control, be employed in an executive, managerial, or supervisory capacity by, or otherwise engage or participate in, or allow his or her skill, knowledge, experience or reputation to be used in connection with, the ownership, management, operation, or control of any company or other business enterprise that is competitive with any business in which the Company is engaged from time to time (the “Business”) within any of the Restricted Area; provided, however, that nothing contained in this Agreement prohibits the Employee from making passive investments as long as the Employee does not beneficially own more than 1% of the equity interests of a publicly traded business enterprise engaged in the Business within any of the Restricted Area.  For purposes of this paragraph, “beneficially own” has the same meaning ascribed to that term in Rule 13d-3 promulgated under the [1934/Exchange] Act.

(b)The Employee will not, directly or indirectly, for himself or herself or others or in association with any other person, solicit any customer of the Business or of the Company, or otherwise interfere, induce, or attempt to induce any customer, supplier, licensee, or business relation of the Company for the purpose of soliciting, diverting, interfering, or enticing away the business of such customer, supplier, licensee, or business relation, or otherwise disrupting any previously established relationship existing between such customer, supplier, licensee, or business relation and the Company.

(c)In the event that the Employee’s employment ends prior to the third anniversary of the Date of Grant and vesting of any portion of the RSUs granted under this Agreement is accelerated, the Employee agrees to continue to abide by the provisions of this Section 5.2 through the earlier to occur of the third anniversary of the Date of Grant or the first anniversary of his or her termination of employment (such period, the “Non-Compete Period”).

{N3857424.1}7

(d)Without limiting Section 11, the Employee and Tidewater acknowledge that the Company is a company with extensive worldwide and offshore operations and it is their intent that the non-competition contained in this Section 5.2 be given as broad a geographic effect as is lawful.  Accordingly, it is the parties’ intent that this Section 5.2 be given effect throughout the United States and worldwide, to the extent that the Employee would seek to provide prohibited services to a company in competition with the Company in any of the jurisdictions in which it operates.  To the extent that a court of relevant jurisdiction determines the geographic scope set forth in this Section 5.2 to be overbroad, the Employee and Tidewater hereby consent to such modification as the court may order such that the broadest possible geographic footprint of the non-competition covenant is enforceable.

5.3Non-Solicitation.  During the Employee’s term of employment and for two (2) years thereafter (the “Restricted Period”), the Employee agrees that he or she will not, directly or indirectly, for himself or herself or others or in association with any other person, make contact with any of the employees or independent contractors of the Company for the purpose of soliciting such employee or independent contractor for hire, whether as an employee or independent contractor, or for the purpose of inducing such person to leave the employ of the Company or cease providing services to the Company, or otherwise to disrupt the relationship of such person with the Company.  In addition, during the Restricted Period, the Employee will not hire, on behalf of himself or herself or any company engaged in the Business, any employee of the Company, whether or not such engagement is solicited by the Employee.

5.4Injunctive Relief; Other Remedies.  The Employee acknowledges that a breach or threatened breach by the Employee of this Section 5 would cause immediate and irreparable harm to the Company not fully compensable by money damages or the exact amount of which would be difficult to ascertain, and therefore the Company will not have an adequate monetary remedy at law.  Accordingly, the Employee agrees that, in the event of a breach or threatened breach by the Employee of the provisions of this Section 5, the Company will be entitled to injunctive relief to prevent or curtail any such breach of threatened breach without the necessity of posting any bond or security or showing proof of actual damage or irreparable injury.  Nothing in this Agreement will be construed as prohibiting the Company from pursuing any other remedy at law or in equity to which the Company may be entitled under applicable law in the event of a breach or threatened breach of this Agreement by the Employee, including, without limitation, the recovery of damages, costs, and expenses, such as reasonable attorneys’ fees, incurred by the Company as a result of any such breach or threatened breach.  Nothing contained in this Agreement will be deemed to impair the Employee’s right to indemnification pursuant to (a) Tidewater’s certificate of incorporation or by-laws, (b) any Company insurance policy, (c) any indemnification agreement Employee may have with the Company, or (d) any policy, plan, or program maintained or sponsored by the Company.

5.5Employee’s Understanding of this Section 5.  The Employee acknowledges that the definition of Business, as well as the geographic and temporal scope of the covenants contained in this Section 5 are the result of arm’s-length bargaining and are fair and reasonable in light of (a) the importance of the functions performed by the Employee, (b) the nature and wide geographic scope of the operations of the Company, and (c) the Employee’s level of control over and contact with the business and operations of the Company.

{N3857424.1}8

5.6Confidential Information.  For purposes of this Section 5, “Confidential Information” means confidential and proprietary information, knowledge, or data of any nature and in any form (including information that is electronically transmitted or stored on any form of magnetic or electronic storage media) of the past, current, or prospective business or operations of the Company, that is not publicly known, whether or not marked confidential, including, without limitation, information relating to any (a) services, projects, or jobs; (b) estimating or bidding procedures; (c) bidding strategies; (d) present and future business plans, actual or potential business acquisitions or joint ventures, capital expenditure projects, and cost summaries; (e) trade secrets; (f) marketing data, strategies, or techniques; (g) financial reports, budgets, projections, and cost analyses; (h) pricing information, codes, and analyses; (i) employee lists; (j) customer records, customer lists, and customer source lists; (k) confidential filings with any government agency; and (l) internal notes and memoranda relating to any of the foregoing, provided that Confidential Information will not include any information, knowledge, or data that is now, or hereafter becomes, known to the public (other than by breach of this Agreement by the Employee or breach by any other party of a confidentiality obligation owed to the Company).

VI.
No Contract of Employment Intended

Nothing in this Agreement confers upon the Employee any right to continue in the employment of the Company, or to interfere in any way with the right of the Company to terminate the Employee’s employment relationship with the Company at any time.

VII.
Binding Effect

This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, and successors.

VIII.
Amendment, Modification or Termination

The Committee may amend, modify, or terminate any RSUs at any time prior to vesting in any manner not inconsistent with the terms of the Plan.  Notwithstanding the foregoing, no amendment, modification, or termination may materially impair the rights of an Employee hereunder without the consent of the Employee.

IX.
Inconsistent Provisions

The RSUs granted hereby are subject to the provisions of the Plan, as in effect on the date hereof and as it may be amended.  In the event any provision of this Agreement (including the Term Sheet) conflicts with such a provision of the Plan, the Plan provision will control.  The Employee acknowledges that a copy of the Plan was distributed to the Employee and that the Employee was advised to review such Plan prior to entering into this Agreement.  The Employee waives the right to claim that the provisions of the Plan are not binding upon the Employee and the Employee’s heirs, executors, administrators, legal representatives, and successors.

{N3857424.1}9

X.
Governing Law

This Agreement will be governed by and construed in accordance with the laws of the State of Texas.

XI.
Severability

If any term or provision of this Agreement, or the application thereof to any person or circumstance, will at any time or to any extent be invalid, illegal or unenforceable in any respect as written, the Employee and Tidewater intend for any court construing this Agreement to modify or limit such provision so as to render it valid and enforceable to the fullest extent allowed by law.  Any such provision that is not susceptible of such reformation will be ignored so as to not affect any other term or provision hereof, and the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable, will not be affected thereby and each term and provision of this Agreement will be valid and enforced to the fullest extent permitted by law.

XII.
Electronic Delivery and Execution of Documents

12.1The Company may, in its sole discretion, deliver any documents related to the Employee’s current or future participation in the Plan or any other equity compensation plan of the Company by electronic means or request Employee’s consent to the terms of an award by electronic means.  Such documents may include the plan, any grant notice, this Agreement, the plan prospectus, and any reports of Tidewater provided generally to Tidewater’s stockholders.  In addition, the Employee may deliver any grant notice or award agreement to the Company or to such third party involved in administering the applicable plan as the Company may designate from time to time.  By accepting the terms of this Agreement, the Employee also hereby consents to participate in such plans and to execute agreements setting the terms of participation through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

12.2The Employee acknowledges that the Employee has read Section 12.1 of this Agreement and consents to the electronic delivery and electronic execution of plan documents as described in Section 12.1.  The Employee acknowledges that he or she may receive from the Company a paper copy of any documents delivered electronically at no cost to the Employee by contacting the Company by telephone or in writing.

XIII.
Entire Agreement; Modification

The Plan and this Agreement (including the Term Sheet) constitute the entire agreement between the parties with respect to the subject matter contained in this Agreement.  This Agreement may not be modified without the approval of the Committee and the Employee, except as provided in the Plan, as it may be amended from time to time in the manner provided in the Plan, or in this Agreement, as it may be amended from time to time.  Any oral or written

{N3857424.1}10

agreements, representations, warranties, written inducements, or other communications with respect to the subject matter contained in this Agreement made prior to the execution of this Agreement will be void and ineffective for all purposes.

* * * * * * * * * * * * *

By clicking the “Accept” button, the Employee represents that he or she is familiar with the terms and provisions of the Plan, and hereby accepts this Agreement subject to all of the terms and provisions thereof.  The Employee has reviewed the Plan, this Agreement, and the prospectus in their entirety and fully understands all provisions of this Agreement.  The Employee agrees to accept as binding, conclusive, and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Agreement.

PLEASE PRINT AND KEEP A COPY FOR YOUR RECORDS

TIDEWATER Inc.

DIRECTOR STOCK ELECTION PROGRAM

1.Purpose of the Program.

The purpose of the Tidewater Inc. Director Stock Election Program (the “Program”) is to promote the interests of Tidewater Inc. (the “Company”) and its stockholders by permitting non-employee members of the Board of Directors of the Company (the “Board” and such members, the “Directors”) to elect to receive shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”) in lieu of some or all of their cash compensation.

2.Administration of the Program.

2.1Administrator.  The Program will be administered by the Nominating and Corporate Governance Committee of the Board (the “Committee”), which will have the power to interpret the Program and, subject to its provisions, to prescribe, amend and rescind Program rules and to make all determinations necessary for the Program’s administration.  Notwithstanding the foregoing, the Board has the authority to amend or discontinue the Program as provided in Section 5.4.

2.2Committee’s Authority.  All action taken by the Committee in the administration and interpretation of the Program will be final and binding upon all parties.  No member of the Committee or of the Board will be liable for any action or determination made in good faith by the Committee or the Board with respect to the Program.

3.Annual Election to Receive Shares in lieu of Cash.

3.1Annual Election.  During the last open trading window in a given calendar year, as determined under the Tidewater Inc. Policy Statement on Insider Trading (the “Insider Trading Policy”), each Director may make a stock election (the “Election”) by completing and

{N3857424.1}11

Exhibit 10.13

submitting an election form in substantially the form attached to this Program as Exhibit A (the “Election Form”), directing that up to 100% of his or her annual base cash retainer (the “Base Cash Retainer”) for the following year be delivered in shares of Common Stock instead of cash.  For 2019, the first year in which this Program is in effect, each Director may make such an election during the last open trading window in the first half of 2019, with such election applying to the portion of the Base Cash Retainer earned and payable in the second half of 2019.  In the event that the last regularly-scheduled trading window is closed at the end of a given year, no Elections will be permitted for the following year; provided, however, the Committee, in its discretion, may permit Directors to make an Election during the next open trading window with respect to that portion of the Base Cash Retainer earned and payable during the remainder of that year.

3.2Timing and Valuation.  For each Director who has timely submitted a completed Election Form, on the date that any portion of the Base Cash Retainer would have been paid to him or her when his or her Election is in effect (each, a “Payment Date”), the Company will issue to the Director that number of shares of Common Stock, rounded down to the nearest whole share, equal to the amount of the Base Cash Retainer payable on such date that the Director has elected to receive in shares of Common Stock (such amount, the “Stock Election Amount”).  The number of shares of Common Stock to be issued to the Director will be determined by dividing the Stock Election Amount by the closing sale price of a share of Common Stock on the Payment Date or, if the shares of Common Stock did not trade on that day, the closing sale price on the next preceding day on which there was a sale of the Common Stock.

3.3Revocation of Election.  Once a Director has submitted an Election Form, he or she may only revoke the Election for that year by submitting a written notice of revocation during an open trading window (as determined under the Insider Trading Policy), which will be effective beginning with the next Payment Date that is at least five days after the Company’s receipt of such notice.

4.Source of Shares of Common Stock.

4.1Source of Shares.  The issuance of shares of Common Stock pursuant to this Program will be made under, and subject to all of the terms and conditions of, the Tidewater Inc. 2018 Stock Incentive Plan or any other active equity incentive plan sponsored by the Company in which the Director is eligible to participate, each as it may be amended from time to time in accordance with its terms (as applicable, the “Equity Plan”).  In the event of any inconsistency between the Equity Plan on the one hand and this Program on the other, the Equity Plan will control.  This Program does not constitute a separate source of shares of Common Stock for equity grants to Directors.

4.2Rights as a Stockholder.  Any shares of Common Stock issued to a Director pursuant to this Program will be fully vested upon issuance.  Once shares of Common Stock have been issued to a Director under this Program, the Director is free to hold or dispose of such shares, subject to applicable securities laws and any internal Company policy then in effect and applicable to the Director, such as the Insider Trading Policy and Director Stock Ownership Guidelines.

4.3Availability of Shares.  Notwithstanding anything in this Program to the contrary, in the event that an insufficient number of shares of Common Stock remain available for grant under the applicable Equity Plan, the Director will receive the Stock Election Amount in cash.

5.General Provisions.

5.1No Right to Continued Service.  Nothing in this Program confers upon any Director any right to continue as a member of the Board or affect the right of the Board to terminate the services of any Director.

5.2Section 409A.  The Program is intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder, and will be construed accordingly.

5.3Unfunded Plan.  Directors have no legal or equitable rights, interests, or claims in any property or assets of the Company.  For purposes of the payment of benefits under this Program, any and all of the Company’s assets, are, and will remain, the general unrestricted assets of the Company.  The Company’s obligation under the Program will be merely that of an unfunded and unsecured promise to issue shares in the future under an Equity Plan in lieu of cash compensation.

5.4Amendment and Termination.  The Board may amend or discontinue the Program at any time.

Approved by the Board on May 23 2019, effective for compensation earned on or after July 1, 2019.

Tidewater Inc.

By:  /s/ Bruce D. Lundstrom

Bruce D. Lundstrom

Executive Vice President, General Counsel and Secretary

2

DIRECTOR STOCK ELECTiON PROGRAM
[____] election form

In accordance with the provisions of the Tidewater Inc. Director Stock Election Program (the “Program”), I elect to have a percentage of my [____] Base Cash Retainer paid to me in shares of Common Stock as described below.  All capitalized terms used but not defined in this Election Form have the meanings prescribed to them in the Program.

Percentage of Base Cash Retainer to be paid in Common Stock:%

I agree and acknowledge that this election (1) is subject to the terms and conditions of the Program, including the availability of shares of Common Stock under the applicable Equity Plan; (2) must be made annually during the last open trading window (as determined under the Insider Trading Policy) prior to the beginning of period for which the Base Cash Retainer is earned; and (3) may only be revoked during an open trading window, with such revocation to take effect beginning with the next Payment Date that is at least five days after the Company’s receipt of my revocation notice.

Name (Printed)

SignatureDate

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John T. Rynd, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Tidewater Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	August 9, 2019	/s/ John T. Rynd
John T. Rynd
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Quintin V. Kneen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Tidewater Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	August 9, 2019	/s/ Quintin V. Kneen
Quintin V. Kneen
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Tidewater Inc. (the “company”) for the quarter ending
June 30, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), We, John T. Rynd President and Chief Executive Officer, and Quintin V. Kneen, Executive Vice President and Chief Financial Officer, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company

Date:	August 9, 2019	/s/ John T. Rynd
John T. Rynd
President and Chief Executive Officer

Date:	August 9, 2019	/s/ Quintin V. Kneen
Quintin V. Kneen
Executive Vice President and Chief Financial Officer

A signed original of this written statement has been provided to the company and will be retained by the company and furnished to the Securities and Exchange Commission or its staff upon request.

The certification the registrant furnishes in this exhibit is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. Registration Statements or other documents filed with the Securities and Exchange Commission shall not incorporate this exhibit by reference, except as otherwise expressly stated.